UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA	QUARTER: 04	YEAR: 2010
GRUPO TELEVISA, S.A.B.

BALANCE SHEETS
AS OF DECEMBER 31, 2010 AND 2009
(Thousands of Mexican Pesos)
CONSOLIDATED
AUDITED INFORMATION	Final Printing
REF
	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
S		Amount	%	Amount	%

s01	TOTAL ASSETS	136,470,627	100	126,568,376	100

s02	CURRENT ASSETS	59,843,730	44	68,382,457	54
s03	CASH AND AVAILABLE INVESTMENTS	20,942,531	15	29,941,488	24
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	17,701,125	13	18,399,183	15
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	4,376,543	3	3,659,551	3
s06	INVENTORIES	5,258,951	4	6,038,090	5
s07	OTHER CURRENT ASSETS	11,564,580	8	10,344,145	8
s08	LONG-TERM ASSETS	21,837,453	16	6,720,636	5
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENTS IN SHARES OF NON-CONSOLIDATED
	SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	3,332,637	2	2,382,239	2
s11	OTHER INVESTMENTS	18,504,816	14	4,338,397	3
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	38,651,847	28	33,071,464	26
s13	LAND AND BUILDINGS	16,554,768	12	17,126,534	14
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	49,113,893	36	40,628,371	32
s15	OTHER EQUIPMENT	7,022,554	5	5,485,816	4
s16	ACCUMULATED DEPRECIATION	36,900,013	27	32,145,471	25
s17	CONSTRUCTION IN PROGRESS	2,860,645	2	1,976,214	2
s18	INTANGIBLE ASSETS AND DEFERRED CHARGES (NET)	10,241,007	8	10,859,251	9
s19	OTHER ASSETS	5,896,590	4	7,534,568	6

s20	TOTAL LIABILITIES	84,612,866	100	82,096,229	100

s21	CURRENT LIABILITIES	14,721,191	17	12,319,040	15
s22	SUPPLIERS	7,472,253	9	6,432,906	8
s23	BANK LOANS	430,000	1	1,433,015	2
s24	STOCK MARKET LOANS	889,142	1	0	0
s103	OTHER LOANS WITH COST	430,137	1	235,271	0
s25	TAXES PAYABLE	1,443,887	2	940,975	1
s26	OTHER CURRENT LIABILITIES WITHOUT COST	4,055,772	5	3,276,873	4
s27	LONG-TERM LIABILITIES	46,845,334	55	43,149,657	53
s28	BANK LOANS	7,280,460	9	8,097,000	10
s29	STOCK MARKET LOANS	39,215,200	46	33,886,195	41
s30	OTHER LOANS WITH COST	349,674	0	1,166,462	1
s31	DEFERRED LIABILITIES	19,083,379	23	20,913,122	25
s32	OTHER NON-CURRENT LIABILITIES WITHOUT COST	3,962,962	5	5,714,410	7

s33	STOCKHOLDERS' EQUITY	51,857,761	100	44,472,147	100

s34	NON-CONTROLLING INTEREST	6,793,278	13	6,302,352	14
s35	CONTROLLING INTEREST	45,064,483	87	38,169,795	86
s36	CONTRIBUTED CAPITAL	14,567,803	28	14,567,803	33
s79	CAPITAL STOCK	10,019,859	19	10,019,859	23
s39	PREMIUM ON ISSUANCE OF SHARES	4,547,944	9	4,547,944	10
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	30,496,680	59	23,601,992	53
s42	RETAINED EARNINGS AND CAPITAL RESERVES	35,533,148	69	27,770,432	62
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	1,120,157	2	1,018,633	2
s80	SHARES REPURCHASED	(6,156,625)	(12)	(5,187,073)	(12)

BALANCE SHEETS
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
AUDITED INFORMATION	Final Printing
REF
	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
S		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	20,942,531	100	29,941,488	100
s46	CASH	20,942,531	100	29,941,488	100
s47	AVAILABLE INVESTMENTS	0	0	0	0

s07	OTHER CURRENT ASSETS	11,564,580	100	10,344,145	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	6,718	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	11,564,580	100	10,337,427	100

s18	INTANGIBLE ASSETS AND DEFERRED CHARGES (NET)	10,241,007	100	10,859,251	100
s48	DEFERRED EXPENSES (NET)	7,711,413	75	8,085,062	74
s49	GOODWILL	2,529,594	25	2,774,189	26
s51	OTHER	0	0	0	0

s19	OTHER ASSETS	5,896,590	100	7,534,568	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	189,400	3	1,538,678	20
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	5,707,190	97	5,995,890	80

s21	CURRENT LIABILITIES	14,721,191	100	12,319,040	100
s52	FOREIGN CURRENCY LIABILITIES	7,027,829	48	4,661,673	38
s53	MEXICAN PESOS LIABILITIES	7,693,362	52	7,657,367	62

s26	OTHER CURRENT LIABILITIES WITHOUT COST	4,055,772	100	3,276,873	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	74,329	2	0	0
s89	ACCRUED INTEREST	750,743	19	464,621	14
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	3,031,062	75	2,612,037	80
s105	BENEFITS TO EMPLOYEES	199,638	5	200,215	6

s27	LONG-TERM LIABILITIES	46,845,334	100	43,149,657	100
s59	FOREIGN CURRENCY LIABILITIES	27,790,401	59	34,055,005	79
s60	MEXICAN PESOS LIABILITIES	19,054,933	41	9,094,652	21

s31	DEFERRED LIABILITIES	19,083,379	100	20,913,122	100
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	19,083,379	100	20,913,122	100

s32	OTHER NON-CURRENT LIABILITIES WITHOUT COST	3,962,962	100	5,714,410	100
s66	DEFERRED TAXES	681,797	17	1,765,381	31
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	430,143	11	346,990	6
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	2,851,022	72	3,602,039	63

s79	CAPITAL STOCK	10,019,859	100	10,019,859	100
s37	CAPITAL STOCK (NOMINAL)	2,368,792	24	2,368,792	24
s38	RESTATEMENT OF CAPITAL STOCK	7,651,067	76	7,651,067	76

s42	RETAINED EARNINGS AND CAPITAL RESERVES	35,533,148	100	27,770,432	100
s93	LEGAL RESERVE	2,135,423	6	2,135,423	8
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	25,714,336	72	19,627,866	71
s45	NET INCOME FOR THE YEAR	7,683,389	22	6,007,143	22

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	1,120,157	100	1,018,633	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	(1,370,181)	(122)	(1,150,335)	(113)
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	(103,519)	(9)	(5,187)	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s100	OTHER	2,593,857	232	2,174,155	213

BALANCE SHEETS
OTHER CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
AUDITED INFORMATION	Final Printing
REF
	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
S		Amount	Amount

s72	WORKING CAPITAL	45,122,539	56,063,417
s73	PENSIONS AND SENIORITY PREMIUMS	1,807,340	1,749,593
s74	EXECUTIVES (*)	41	39
s75	EMPLOYEES (*)	24,698	24,323
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	325,023,045,906	327,230,629,635
s78	REPURCHASED SHARES (*)	21,518,779,425	19,311,195,696
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	53,310	633,754

(*) THESE CONCEPTS ARE STATED IN UNITS.

STATEMENTS OF INCOME
FROM JANUARY 1 TO DECEMBER 31, 2010 AND 2009
(Thousands of Mexican Pesos)
CONSOLIDATED
AUDITED INFORMATION	Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
R		Amount	%	Amount	%

r01	NET SALES	57,856,828	100	52,352,501	100
r02	COST OF SALES	30,848,754	53	27,556,757	53
r03	GROSS PROFIT	27,008,074	47	24,795,744	47
r04	GENERAL EXPENSES	11,425,465	20	9,638,876	18
r05	OPERATING INCOME (LOSS)	15,582,609	27	15,156,868	29
r08	OTHER INCOME AND (EXPENSE), NET	(567,121)	0	(1,764,846)	(3)
r06	INTEGRAL RESULT OF FINANCING	(3,028,645)	(5)	(2,973,254)	(6)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED
	SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	(211,930)	(0)	(715,327)	(1)
r48	NON-ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	11,774,913	20	9,703,441	19
r10	INCOME TAXES	3,258,986	6	3,120,744	6
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	8,515,927	15	6,582,697	13
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	CONSOLIDATED NET INCOME	8,515,927	15	6,582,697	13
r19	NONCONTROLLING INTEREST NET INCOME	832,538	1	575,554	1
r20	CONTROLLING INTEREST NET INCOME	7,683,389	13	6,007,143	11

STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
AUDITED INFORMATION	Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
R		Amount	%	Amount	%

r01	NET SALES	57,856,828	100	52,352,501	100
r21	DOMESTIC	50,203,485	87	44,574,144	85
r22	FOREIGN	7,653,343	13	7,778,357	15
r23	TRANSLATED INTO DOLLARS (***)	619,323	1	594,676	1

r08	OTHER INCOME AND (EXPENSE), NET	(567,121)	100	(1,764,846)	100
r49	OTHER INCOME AND (EXPENSE), NET	(541,530)	95	(1,727,813)	98
r34	EMPLOYEES' PROFIT SHARING, CURRENT	31,448	(6)	40,877	(2)
r35	EMPLOYEES' PROFIT SHARING, DEFERRED	(5,857)	1	(3,844)	0

r06	INTEGRAL RESULT OF FINANCING	(3,028,645)	100	(2,973,254)	100
r24	INTEREST EXPENSE	3,615,276	(119)	3,136,411	(105)
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	1,047,505	(35)	1,053,411	(35)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS), NET	(460,874)	15	(890,254)	30
r28	RESULT FROM MONETARY POSITION	0	0	0	0

r10	INCOME TAXES	3,258,986	100	3,120,744	100
r32	INCOME TAX, CURRENT	3,967,007	122	4,040,332	129
r33	INCOME TAX, DEFERRED	(708,021)	(22)	(919,588)	(29)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER.

STATEMENTS OF INCOME
OTHER CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
AUDITED INFORMATION	Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
R		Amount	Amount

r36	TOTAL SALES	70,649,821	66,036,285
r37	TAX RESULT FOR THE YEAR	8,306,596	11,815,267
r38	NET SALES (**)	57,856,828	52,352,501
r39	OPERATING INCOME (**)	15,582,609	15,156,868
r40	CONTROLLING INTEREST NET INCOME (**)	7,683,389	6,007,143
r41	NET CONSOLIDATED INCOME (**)	8,515,927	6,582,697
r47	OPERATIVE DEPRECIATION AND AMORTIZATION	6,579,325	4,929,589

(**)  RESTATED INFORMATION FOR THE LAST TWELVE MONTHS.

QUARTERLY STATEMENTS OF INCOME
FROM OCTOBER 1 TO DECEMBER 31, 2010 AND 2009
(Thousands of Mexican Pesos)
CONSOLIDATED
AUDITED INFORMATION	Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
RT		Amount	%	Amount	%

rt01	NET SALES	16,491,059	100	15,163,434	100
rt02	COST OF SALES	8,499,223	52	7,979,263	53
rt03	GROSS PROFIT	7,991,836	48	7,184,171	47
rt04	GENERAL EXPENSES	3,321,013	20	2,889,051	19
rt05	INCOME (LOSS) AFTER GENERAL EXPENSES	4,670,823	28	4,295,120	28
rt08	OTHER INCOME AND (EXPENSE), NET	(659,022)	(4)	(1,408,494)	(9)
rt06	INTEGRAL RESULT OF FINANCING	(704,267)	(4)	(916,871)	(6)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED
	SUBSIDIARIES AND ASSOCIATES	(23,709)	(0)	(124,586)	0
rt48	NON-ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES	3,283,825	20	1,845,169	12
rt10	INCOME TAXES	565,457	3	880,684	6
rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	2,718,368	16	964,485	6
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	NET CONSOLIDATED INCOME	2,718,368	16	964,485	6
rt19	NET INCOME OF MINORITY INTEREST	93,873	1	(223,652)	(1)
rt20	NET INCOME OF MAJORITY INTEREST	2,624,495	16	1,188,137	8

QUARTERLY STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
AUDITED INFORMATION	Final Printing
REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
RT		Amount	%	Amount	%

rt01	NET SALES	16,491,059	100	15,163,434	100
rt21	DOMESTIC	14,258,944	86	13,198,341	87
rt22	FOREIGN	2,232,115	14	1,965,093	13
rt23	TRANSLATED INTO DOLLARS (***)	189,449	1	164,096	1

rt08	OTHER INCOME AND (EXPENSE), NET	(659,022)	100	(1,408,494)	100
rt49	OTHER INCOME AND (EXPENSE), NET	(644,362)	98	(1,378,626)	98
rt34	EMPLOYEES' PROFIT SHARING, CURRENT	21,036	(3)	32,874	(2)
rt35	EMPLOYEES' PROFIT SHARING, DEFERRED	(6,376)	1	(3,006)	0

rt06	INTEGRAL RESULT OF FINANCING	(704,267)	100	(916,871)	100
rt24	INTEREST EXPENSE	925,009	(131)	796,514	(87)
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	305,970	(43)	272,409	(30)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS), NET	(85,228)	12	(392,766)	43
rt28	RESULT FROM MONETARY POSITION	0	0	0	0

rt10	INCOME TAXES	565,457	100	880,684	100
rt32	INCOME TAX, CURRENT	1,416,832	251	1,821,183	207
rt33	INCOME TAX, DEFERRED	(851,375)	(151)	(940,499)	(107)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER.

QUARTERLY STATEMENTS OF INCOME
OTHER CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
AUDITED INFORMATION	Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
RT		Amount	Amount

rt47	OPERATIVE DEPRECIATION AND AMORTIZATION	1,939,091	1,372,334

STATEMENTS OF CASH FLOWS (INDIRECT METHOD)
MAIN CONCEPTS
(Thousands of Mexican Pesos)
Final Printing
AUDITED INFORMATION	CONSOLIDATED

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
E		Amount	Amount
	OPERATING ACTIVITIES
e01	INCOME (LOSS) BEFORE INCOME TAXES	11,774,913	9,703,441
e02	+ (-) ITEMS NOT REQUIRING CASH	774,326	955,358
e03	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	6,032,686	6,759,270
e04	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	3,291,578	2,845,877
e05	CASH FLOW BEFORE INCOME TAX	21,873,503	20,263,946
e06	CASH FLOWS PROVIDED OR USED IN OPERATION	(5,008,595)	(5,128,371)
e07	NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	16,864,908	15,135,575

	INVESTING ACTIVITIES
e08	NET CASH FLOWS FROM INVESTING ACTIVITIES	(27,273,868)	(11,052,228)
e09	CASH IN EXCESS (REQUIRED) FOR FINANCING ACTIVITIES	(10,408,960)	4,083,347

	FINANCING ACTIVITIES
e10	NET CASH FLOWS FROM FINANCING ACTIVITIES	1,435,464	(7,640,883)
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(8,973,496)	(3,557,536)
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	(44,115)	(105,530)
e13	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	29,960,142	33,604,554
e14	CASH AND CASH EQUIVALENTS AT END OF PERIOD	20,942,531	29,941,488

STATEMENTS OF CASH FLOWS (INDIRECT METHOD)
ANALYSIS OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
Final Printing
AUDITED INFORMATION	CONSOLIDATED

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
E		Amount	Amount

e02	+ (-) ITEMS NOT REQUIRING CASH	774,326	955,358
e15	+ ESTIMATES FOR THE PERIOD	675,929	897,162
e16	+ PROVISIONS FOR THE PERIOD	-	-
e17	+ (-) OTHER UNREALIZED ITEMS	98,397	58,196

e03	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	6,032,686	6,759,270
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD *	6,579,325	4,929,589
e19	(-) + GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND
	EQUIPMENT	-	-
e20	+ IMPAIRMENT LOSS	250,581	1,160,094
e21	(-) + EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	211,930	715,327
e22	(-) DIVIDENDS RECEIVED	-	-
e23	(-) INTEREST INCOME	-	(19,531)
e24	(-) + OTHER ITEMS	(1,009,150)	(26,209)

e04	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	3,291,578	2,845,877
e25	+ ACCRUED INTEREST	3,289,198	2,832,675
e26	+ (-) OTHER ITEMS	2,380	13,202

e06	CASH FLOWS PROVIDED OR USED IN OPERATION	(5,008,595)	(5,128,371)
e27	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	54,958	(1,082,292)
e28	+ (-) DECREASE (INCREASE) IN INVENTORIES	1,057,717	(719,793)
e29	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(308,295)	(1,347,376)
e30	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(230,648)	(80,920)
e31	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(1,178,934)	2,384,052
e32	+ (-) INCOME TAXES PAID OR RETURNED	(4,403,393)	(4,282,042)

e08	NET CASH FLOWS FROM INVESTING ACTIVITIES	(27,273,868)	(11,052,228)
e33	- PERMANENT INVESTMENT IN SHARES	(2,418,502)	(809,625)
e34	+ DISPOSITION OF PERMANENT INVESTMENT IN SHARES	1,807,419	57,800
e35	- INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	(11,306,013)	(6,410,869)
e36	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	915,364	248,148
e37	- INVESTMENT IN INTANGIBLE ASSETS	(712,070)	(569,601)
e38	+ DISPOSITION OF INTANGIBLE ASSETS	-	-
e39	- OTHER PERMANENT INVESTMENTS	-	-
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	-	-
e41	+ DIVIDEND RECEIVED	-	-
e42	+ INTEREST RECEIVED	-	-
e43	+ (-) DECREASE (INCREASE) ADVANCES AND LOANS TO
	THIRD PARTS	-	-
e44	+ (-) OTHER ITEMS	(15,560,066)	(3,568,081)

e10	NET CASH FLOWS FROM FINANCING ACTIVITIES	1,435,464	(7,640,883)
e45	+ BANK FINANCING	80,000	50,000
e46	+ STOCK MARKET FINANCING	10,000,000	7,612,055
e47	+ OTHER FINANCING	150,000	-
e48	(-) BANK FINANCING AMORTIZATION	(1,704,299)	(2,372,115)
e49	(-) STOCK MARKET FINANCING AMORTIZATION	(2,255,033)	-
e50	(-) OTHER FINANCING AMORTIZATION	(262,013)	(151,506)
e51	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	-	-
e52	(-) DIVIDENDS PAID	-	(9,163,857)
e53	+ PREMIUM ON ISSUANCE OF SHARES	-	-
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	-	-
e55	- INTEREST EXPENSE	(3,003,076)	(2,807,843)
e56	- REPURCHASE OF SHARES	(1,274,022)	(677,185)
e57	+ (-) OTHER ITEMS	(296,093)	(130,432)

* IN CASE THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT, IT WILL HAVE TO EXPLAIN IN NOTES.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
CONSOLIDATED
AUDITED INFORMATION	Final Printing
CONCEPTS	CONTRIBUTED CAPITAL		EARNED CAPITAL					NON-CONTROLLING INTEREST	TOTAL STOCKHOLDERS' EQUITY
	CAPITAL STOCK ISSUED	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS		ACCUMULATED OTHER COMPREHENSIVE RESULT		TOTAL CONTROLLING INTEREST
			RESERVES	EARNINGS (LOSSES) TO APPLY	RESULT FROM HOLDING NON-MONETARY ASSETS AND DEFERRED INCOME TAXES	OTHER COMPREHENSIVE RESULT
BALANCE AT DECEMBER 31, 2008	10,060,950	4,547,944	2,135,423	22,090,482	0	3,184,043	42,018,842	5,232,834	47,251,676
APPLICATION OF THE RESULT OF THE EXERCISE TO ACCUMULATED RESULTS	0	0	0	(7,803,652)	0	0	(7,803,652)	0	(7,803,652)

CONSTITUTION OF RESERVES	0	0	0	0	0	0	0	0	0

DIVIDENDS	0	0	0	(9,163,857)	0	0	(9,163,857)	0	(9,163,857)

SHARE CANCELLATION	(41,091)	0	0	0	0	0	(41,091)	0	(41,091)

REPURCHASE OF SHARES	0	0	0	121,356	0	0	121,356	0	121,356

RESERVE FOR THE ACQUISITION OF SHARES	0	0	0	0	0	0	0	0	0

(DECREASE) INCREASE IN PREMIUM ON ISSUANCE OF SHARES	0	0	0	0	0	0	0	0	0

(DECREASE) INCREASE IN NON-CONTROLLING INTEREST	0	0	0	0	0	0	0	1,069,518	1,069,518

COMPREHENSIVE INCOME (*)	0	0	0	12,820,415	-	217,782	13,038,197	0	13,038,197
BALANCE AT DECEMBER 31, 2009	10,019,859	4,547,944	2,135,423	18,064,744	0	3,401,825	38,169,795	6,302,352	44,472,147
RECLASSIFICATION INITIAL BALANCES RESULT FOR HOLDING OF MONETARY ASSETS AND DEFERRED TAX ON INCOME	0	0	0	0	0	0	0	0	0

APPLICATION OF THE RESULT OF THE EXERCISE TO ACCUMULATED RESULTS	0	0	0	(6,007,143)	0	0	(6,007,143)	0	(6,007,143)

CONSTITUTION OF RESERVES	0	0	0	0	0	0	0	0	0

DIVIDENDS	0	0	0	0	0	0	0	0	0

SHARE CANCELLATION	0	0	0	0	0	0	0	0	0

REPURCHASE OF SHARES	0	0	0	(969,552)	0	0	(969,552)	0	(969,552)

RESERVE FOR THE ACQUISITION OF SHARES	0	0	0	0	0	0	0	0	0

(DECREASE) INCREASE IN PREMIUM ON ISSUANCE OF SHARES	0	0	0	0	0	0	0	0	0

(DECREASE) INCREASE IN NON-CONTROLLING INTEREST	0	0	0	0	0	0	0	490,926	490,926

COMPREHENSIVE INCOME (*)	0	0	0	14,022,099	0	(150,716)	13,871,383	0	13,871,383
BALANCE AT DECEMBER 31, 2010	10,019,859	4,547,944	2,135,423	25,110,148	0	3,251,109	45,064,483	6,793,278	51,857,761

(*) INCLUDES EARNED AND RECYCLED

DATA PER SHARE
CONSOLIDATED
AUDITED INFORMATION	Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
D		Amount		Amount

d01	BASIC PROFIT PER ORDINARY SHARE (**)	$0.02		$0.02

d02	BASIC PROFIT PER PREFERRED SHARE (**)	$0.00		$0.00

d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$0.00		$0.00

d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS
	PER COMMON SHARE (**)	$0.03		$0.02

d05	DISCONTINUED OPERATION EFFECT ON EARNING (LOSS)
	PER SHARE (**)	$0.00		$0.00

d08	CARRYING VALUE PER SHARE	$0.14		$0.12

d09	CASH DIVIDEND ACCUMULATED PER SHARE	$0.00		$0.02

d10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares

d11	MARKET PRICE TO CARRYING VALUE	3.94	times	3.98	times

d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	23.24	times	25.48	times

d13	MARKET PRICE TO BASIC PROFIT PER PREFERRED SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE, USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

RATIOS
CONSOLIDATED
AUDITED INFORMATION	Final Printing
REF
	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
P

	YIELD
p01	NET INCOME TO NET SALES	14.72%		12.57%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	16.42%		14.80%
p03	NET INCOME TO TOTAL ASSETS (**)	6.24%		5.20%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00%		117.43%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	0.00%		0.00%

	ACTIVITY
p06	NET SALES TO NET ASSETS (**)	0.42	times	0.41	times
p07	NET SALES TO FIXED ASSETS (**)	1.50	times	1.58	times
p08	INVENTORIES TURNOVER (**)	5.87	times	4.56	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	95	days	109	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	7.44%		7.00%

	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	62.00%		64.86%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.63	times	1.85	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	41.15%		47.16%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	121.20%		130.47%
p15	OPERATING INCOME TO INTEREST PAID	4.31	times	4.83	times
p16	NET SALES TO TOTAL LIABILITIES (**)	0.68	times	0.64	times

	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	4.07	times	5.55	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT
	LIABILITIES	3.71	times	5.06	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.71	times	0.83	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	142.26%		243.05%

 (**) FOR THESE RATIOS, THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CONSOLIDATED
AUDITED INFORMATION	Final Printing
MEXICO CITY, D.F., MAY 3, 2011—GRUPO TELEVISA, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “TELEVISA” OR “THE COMPANY”), TODAY ANNOUNCED AUDITED RESULTS FOR FOURTH QUARTER AND FULL YEAR 2010. THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS (MEXICAN FRS).

THE FOLLOWING INFORMATION SETS FORTH A CONDENSED CONSOLIDATED STATEMENT OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009, IN MILLIONS OF MEXICAN PESOS, AS WELL AS THE PERCENTAGE OF NET SALES THAT EACH LINE REPRESENTS AND THE PERCENTAGE CHANGE WHEN COMPARING 2010 WITH 2009:

CONSOLIDATED NET SALES

CONSOLIDATED NET SALES INCREASED 10.5% TO PS.57,856.8 MILLION IN 2010 COMPARED WITH PS.52,352.5 MILLION IN 2009. THIS INCREASE WAS ATTRIBUTABLE TO REVENUE GROWTH ACROSS ALL OUR BUSINESS SEGMENTS WITH THE EXCEPTION OF PUBLISHING THAT UNDERWENT A RESTRUCTURING PROCESS. GROWTH WAS ESPECIALLY STRONG IN OUR TELECOM BUSINESSES.

CONTROLLING INTEREST NET INCOME

CONTROLLING INTEREST NET INCOME INCREASED 27.9% TO PS.7,683.4 MILLION IN 2010 COMPARED WITH PS.6,007.1 MILLION IN 2009. THE NET INCREASE OF PS.1,676.3 MILLION PRIMARILY REFLECTED I) A PS.425.7 MILLION INCREASE IN OPERATING INCOME; II) A PS.1,197.7 MILLION DECREASE IN OTHER EXPENSE, NET; AND III) A PS.503.4 MILLION DECREASE IN EQUITY IN LOSSES OF AFFILIATES, NET. THESE FAVORABLE VARIANCES WERE OFFSET BY I) A PS.55.3 MILLION INCREASE IN INTEGRAL COST OF FINANCING; II) A PS.138.3 MILLION INCREASE IN INCOME TAXES; AND III) A PS.256.9 MILLION INCREASE IN NON-CONTROLLING INTEREST NET INCOME.

FOURTH-QUARTER RESULTS AND FULL-YEAR RESULTS BY BUSINESS SEGMENT

THE FOLLOWING INFORMATION PRESENTS FOURTH-QUARTER RESULTS ENDED DECEMBER 31, 2010 AND 2009, AND FULL-YEAR RESULTS ENDED DECEMBER 31, 2010 AND 2009, FOR EACH OF OUR BUSINESS SEGMENTS. RESULTS FOR THE FOURTH QUARTER 2010 AND 2009 AND FULL YEAR 2010 AND 2009 ARE PRESENTED IN MILLIONS OF MEXICAN PESOS.

TELEVISION BROADCASTING

FOURTH-QUARTER SALES INCREASED 2.1% TO PS.6,889.4 MILLION COMPARED WITH PS.6,746.5 MILLION IN THE SAME PERIOD OF 2009. FOUR OF THE TOP-FIVE RATED SHOWS TRANSMITTED IN MEXICO THROUGH BROADCAST TELEVISION DURING THE QUARTER WERE TRANSMITTED AND PRODUCED BY TELEVISA.

FULL-YEAR SALES INCREASED 5.5% TO PS.22,750.1 MILLION COMPARED WITH PS.21,561.6 MILLION IN 2009, WHICH IS IN LINE WITH OUR GUIDANCE FOR THE YEAR. TELEVISA’S CONTENT CONTINUED TO OUTPERFORM WITH THE FINAL EPISODE OF THE NOVELA “SOY TU DUEÑA” BEING THE HIGHEST RATED PROGRAM TRANSMITTED IN MEXICO THROUGH BROADCAST TELEVISION DURING THE YEAR. ADDITIONALLY, NINE OF THE TOP-TEN RATED SHOWS ON OVER-THE-AIR TELEVISION IN MEXICO WERE TRANSMITTED BY TELEVISA. UPFRONT DEPOSITS REPRESENTED 78.3% OF REVENUES DURING THE YEAR AND THE REMAINING WERE SALES IN THE SPOT MARKET. THIS FIGURE COMPARES WITH 78.9% IN 2009.

FOURTH-QUARTER OPERATING SEGMENT INCOME INCREASED 2.8% TO PS.3,438.2 MILLION COMPARED WITH PS.3,345 MILLION IN THE SAME PERIOD OF 2009, AND THE MARGIN WAS 49.9%.

FULL-YEAR OPERATING SEGMENT INCOME INCREASED 3.8% TO PS.10,714.3 MILLION COMPARED WITH PS.10,323.9 MILLION IN 2009; THE MARGIN WAS 47.1%. THE DECREASE IN MARGIN OF 80 BASIS POINTS WAS IN LINE WITH GUIDANCE AND IS PRIMARILY EXPLAINED BY THE TRANSMISSION DURING THE YEAR OF PROGRAMS PRODUCED AROUND THE SOCCER WORLD CUP AND THE SOCCER MATCHES, WHICH ARE LESS PROFITABLE THAN TELEVISA’S REGULAR PROGRAMMING.

PAY TELEVISION NETWORKS

FOURTH-QUARTER SALES INCREASED 15.7% TO PS.858 MILLION COMPARED WITH PS.741.8 MILLION IN THE SAME PERIOD OF 2009, MAINLY DRIVEN BY THE SUCCESS OF OUR PAY-TV CHANNELS AND THE GROWTH IN PAY-TV PENETRATION IN MEXICO.

FULL-YEAR SALES INCREASED 15% TO PS.3,146.2 MILLION COMPARED WITH PS.2,736.6 MILLION IN 2009. THE ANNUAL INCREASE WAS ACHIEVED IN SPITE OF A NEGATIVE TRANSLATION EFFECT OF FOREIGN-CURRENCY-DENOMINATED SALES; AND WAS DRIVEN BY HIGHER REVENUES FROM CHANNELS SOLD IN MEXICO AS WELL AS HIGHER ADVERTISING SALES, WHICH REPRESENTED IN 2010 22.7% OF SEGMENT REVENUE. AS OF DECEMBER 31, 2010, AND THROUGH OUR CABLE AND DTH AFFILIATES WORLDWIDE, OUR PAY TELEVISION NETWORKS BUSINESS REACHED 26 MILLION SUBSCRIBERS. SUBSCRIBERS ABROAD CARRY AN AVERAGE OF 3 TELEVISA PAY-TV CHANNELS EACH, WHILE SUBSCRIBERS IN MEXICO CARRY AN AVERAGE OF 11.4 TELEVISA PAY-TV CHANNELS EACH. SOME OF THE MOST SUCCESSFUL CHANNELS DURING THE YEAR INCLUDED “CLÁSICO TV” AND THE 2-HOUR DELAYED VERSION OF CHANNEL 2. ADDITIONALLY, DURING THE YEAR, TELEVISA SUCCESSFULLY ADDED TO ITS PORTFOLIO OF HIGH-DEFINITION CHANNELS “GOLDEN” AND “AMERICAN NETWORK”, AND LAUNCHED THE “TL NOVELA” CHANNEL IN BRAZIL.

FOURTH-QUARTER OPERATING SEGMENT INCOME INCREASED 27.6% TO PS.514.2 MILLION COMPARED WITH PS.403 MILLION IN THE SAME PERIOD OF 2009, AND THE MARGIN INCREASED TO 59.9% MAINLY DUE TO THE ABSENCE OF AMORTIZATION COSTS RELATED TO THE TRANSMISSION OF THE 2010 SOCCER WORLD CUP.

FULL-YEAR OPERATING SEGMENT INCOME DECREASED MARGINALLY 2.3% TO PS.1,622 MILLION COMPARED WITH PS.1,660.4 MILLION IN 2009, AND THE MARGIN WAS 51.6%. THIS DECREASE REFLECTS AN INCREASE IN COST OF SALES AND OPERATING EXPENSES, DRIVEN MAINLY BY INVESTMENTS MADE IN THE PRODUCTION AND LAUNCH OF TWO NEW CHANNELS. IN AUGUST 2009 WE LAUNCHED OUR SPORTS PAY-TV CHANNEL, TELEVISA DEPORTES NETWORK (“TDN”), WHICH CARRIED ON AN EXCLUSIVE BASIS TEN OF THE 64 GAMES OF THE 2010 SOCCER WORLD CUP. ADDITIONALLY, IN FEBRUARY 2010 WE LAUNCHED FORO TV, OUR 24-HOURS NEWS PAY-TV CHANNEL, WHICH AS OF SEPTEMBER 2010 IS BROADCAST ON OUR FREE-TO-AIR CHANNEL 4.

PROGRAMMING EXPORTS

FOURTH-QUARTER SALES INCREASED 32% TO PS.1,010.2 MILLION COMPARED WITH PS.765.4 MILLION IN THE SAME PERIOD OF 2009. THE ROYALTY FROM UNIVISION INCREASED 12.6% QUARTER OVER QUARTER. THE REST OF THE GROWTH WAS DRIVEN BY HIGHER REVENUE ABROAD, SPECIFICALLY IN BRAZIL.

FULL-YEAR SALES INCREASED 8% TO PS.3,074.8 MILLION COMPARED WITH PS.2,845.9 MILLION IN 2009. THE ANNUAL INCREASE WAS ATTRIBUTABLE TO I) AN INCREASE IN ROYALTIES FROM UNIVISION, FROM US$143 MILLION IN 2009 TO US$156.1 MILLION IN 2010; AND II)  HIGHER PROGRAMMING SALES MAINLY IN EUROPE AS WELL AS HIGHER REVENUE FROM CO-PRODUCTIONS ABROAD. THIS INCREASE WAS PARTIALLY OFFSET BY A NEGATIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED SALES AMOUNTING TO PS.160.2 MILLION.

FOURTH-QUARTER OPERATING SEGMENT INCOME INCREASED 43.5% TO PS.543.9 MILLION COMPARED WITH PS.379.1 MILLION IN THE SAME PERIOD OF 2009, AND THE MARGIN REACHED A FOURTH-QUARTER RECORD HIGH OF 53.8%.

FULL-YEAR OPERATING SEGMENT INCOME INCREASED 4.6% TO PS.1,503.6 MILLION COMPARED WITH PS.1,437.2 MILLION IN 2009, AND THE MARGIN WAS 48.9%. THESE RESULTS REFLECT HIGHER SALES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

PUBLISHING

FOURTH-QUARTER SALES REACHED THE SAME LEVEL OF SALES AS IN 2009, TO PS.944.4 MILLION IN 2010 COMPARED WITH PS.945.3 MILLION IN 2009.

FULL-YEAR SALES DECREASED 3.8% TO PS.3,229.6 MILLION COMPARED WITH PS.3,356.1 MILLION IN 2009. ADVERTISING SALES ABROAD INCREASED, BUT WERE IMPACTED BY A NEGATIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED SALES WHICH PARTLY EXPLAINS THE DECREASE IN REVENUE. AS PART OF THE RESTRUCTURING OF THE BUSINESS, WHICH INCLUDED TAKING SOME MAGAZINES OFF THE MARKET, MAGAZINE CIRCULATION IN MEXICO WAS LOWER AND CONSEQUENTLY SO WAS ADVERTISING REVENUE.

FOURTH-QUARTER OPERATING SEGMENT INCOME INCREASED PS.175.1 MILLION TO PS.176.2 MILLION COMPARED WITH PS.1.1 MILLION IN THE SAME PERIOD OF 2009, AND THE MARGIN REACHED 18.7%.

FULL-YEAR OPERATING SEGMENT INCOME INCREASED 123% TO PS.425.3 MILLION COMPARED WITH PS.190.7 MILLION IN 2009, AND THE MARGIN IMPROVED TO 13.2%. THIS INCREASE REFLECTS I) LOWER PAPER AND PRINTING COSTS IN CONNECTION WITH THE RESTRUCTURING PROCESS; AND II) LOWER OPERATING EXPENSES DUE TO NON-RECURRENT CHARGES SUCH AS A DECREASE IN ALLOWANCES AND DOUBTFUL ACCOUNTS.

SKY

FOURTH-QUARTER SALES INCREASED 9% TO PS.2,874.7 MILLION COMPARED WITH PS.2,637.5 MILLION IN THE SAME PERIOD OF 2009. DURING THE QUARTER, SKY ADDED A TOTAL OF 291 THOUSAND SUBSCRIBERS MAINLY IN MEXICO.

FULL-YEAR SALES INCREASED 12.4% TO PS.11,248.2 MILLION COMPARED WITH PS.10,005.2 MILLION IN 2009. THE ANNUAL INCREASE WAS DRIVEN BY SOLID GROWTH IN THE SUBSCRIBER BASE IN MEXICO EXPLAINED MAINLY BY THE SUCCESS OF SKY´S NEW LOW-COST OFFERINGS. ADDITIONALLY, SKY TRANSMITTED EXCLUSIVELY 24 MATCHES OF THE 2010 SOCCER WORLD CUP AND IN SOME PACKAGES SOLD IT AS A PAY-PER-VIEW EVENT. AS OF DECEMBER 31, 2010, THE NUMBER OF GROSS ACTIVE SUBSCRIBERS INCREASED TO 3,044,028 (INCLUDING 149,899 COMMERCIAL SUBSCRIBERS), COMPARED WITH 1,959,722 (INCLUDING 144,326 COMMERCIAL SUBSCRIBERS) AS OF DECEMBER 31, 2009. SKY CLOSED THE QUARTER WITH MORE THAN 145 THOUSAND SUBSCRIBERS IN CENTRAL AMERICA AND THE DOMINICAN REPUBLIC.

FOURTH-QUARTER OPERATING SEGMENT INCOME INCREASED 11.3% TO PS.1,273.9 MILLION COMPARED WITH PS.1,144.3 MILLION IN THE SAME PERIOD OF 2009, AND THE MARGIN INCREASED TO 44.3% MAINLY DUE TO THE ABSENCE OF COSTS AMORTIZED RELATED TO THE EXCLUSIVE TRANSMISSION OF CERTAIN MATCHES OF THE 2010 SOCCER WORLD CUP.

FULL-YEAR OPERATING SEGMENT INCOME INCREASED 13.3% TO PS.5,074.5 MILLION COMPARED WITH PS.4,478.8 MILLION IN 2009, AND THE MARGIN INCREASED TO 45.1%. THIS INCREASE REFLECTS HIGHER SALES AS WELL AS A REDUCTION IN THE AMOUNT OF COSTS AMORTIZED RELATED TO THE EXCLUSIVE TRANSMISSION OF CERTAIN 2010 WORLD CUP MATCHES. THESE VARIANCES WERE PARTIALLY OFFSET BY HIGHER OPERATING EXPENSES.

CABLE AND TELECOM

FOURTH-QUARTER SALES INCREASED 19.4% TO PS.3,171.2 MILLION COMPARED WITH PS.2,655 MILLION IN THE SAME PERIOD OF 2009 DRIVEN BY THE GROWTH IN ALL OUR CABLE PLATFORMS.

FULL-YEAR SALES INCREASED 27.8% TO PS.11,814.2 MILLION COMPARED WITH PS.9,241.8 MILLION IN 2009. THIS INCREASE WAS ATTRIBUTABLE TO I) THE CONSOLIDATION OF CABLEVISION DE MONTERREY (“TVI”) STARTING OCTOBER 1, 2009, WHICH REPRESENTED INCREMENTAL SALES OF PS.1,463.5 MILLION; AND II) THE ADDITION OF MORE THAN 356,000 REVENUE GENERATING UNITS (RGUS) IN CABLEVISIÓN AND CABLEMÁS DURING THE YEAR DRIVEN MAINLY BY THE SUCCESS OF OUR COMPETITIVE TRIPLE-PLAY BUNDLES. DURING THE YEAR, CABLEVISIÓN, CABLEMÁS, AND BESTEL NET SALES INCREASED 15.7%, 11.3%, AND 15.4%, RESPECTIVELY.

THE FOLLOWING INFORMATION SETS FORTH THE BREAKDOWN OF SUBSCRIBERS FOR EACH OF OUR THREE CABLE AND TELECOM SUBSIDIARIES AS OF DECEMBER 31, 2010:

THE SUBSCRIBER BASE OF CABLEVISIÓN FOR VIDEO, BROADBAND AND TELEPHONY AS OF DECEMBER 31, 2010, AMOUNTED TO 668,985, 299,157 AND 190,441, RESPECTIVELY.

THE SUBSCRIBER BASE OF CABLEMÁS FOR VIDEO, BROADBAND AND TELEPHONY AS OF DECEMBER 31, 2010, AMOUNTED TO 997,239, 360,049 AND 205,180, RESPECTIVELY.

THE SUBSCRIBER BASE OF TVI FOR VIDEO, BROADBAND AND TELEPHONY AS OF DECEMBER 31, 2010, AMOUNTED TO 301,698, 147,268 AND 106,129, RESPECTIVELY.

THE RGUS OF CABLEVISIÓN, CABLEMÁS AND TVI AS OF DECEMBER 31, 2010, AMOUNTED TO 1,158,583, 1,562,468 AND 555,095, RESPECTIVELY.

FOURTH-QUARTER OPERATING SEGMENT INCOME INCREASED 39% TO PS.1,094 MILLION COMPARED WITH PS.787 MILLION IN THE SAME PERIOD OF 2009, AND THE MARGIN INCREASED TO 34.5%. BESTEL CONTRIBUTED TO THE MARGIN EXPANSION BY IMPROVING THE MIX OF THE SERVICES SOLD, DECREASING THE REVENUE SHARE OF LESS PROFITABLE SERVICES SUCH AS LONG DISTANCE CALLS. EXCLUDING BESTEL, THE MARGIN FOR THE CABLE OPERATIONS ALONE WAS, IN THE AGGREGATE, 37.7%, COMPARED WITH 33.7% DURING FOURTH-QUARTER 2009.

FULL-YEAR OPERATING SEGMENT INCOME INCREASED 31.5% TO PS.3,907.2 MILLION COMPARED WITH PS.2,971.9 MILLION IN 2009, AND THE MARGIN INCREASED TO 33.1%. THESE RESULTS REFLECT CONTINUED GROWTH IN THE CABLE PLATFORMS AS WELL AS A POSITIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED COSTS. THE MARGIN EXPANSION IS MAINLY EXPLAINED BY THE HOMOLOGATION OF ACCOUNTING CRITERIA BETWEEN TVI AND OUR OTHER CABLE PLATFORMS, RESULTING IN A POSITIVE EFFECT IN TVI’S MARGINS.

THE FOLLOWING INFORMATION SETS FORTH THE BREAKDOWN OF REVENUES AND OPERATING SEGMENT INCOME, EXCLUDING CONSOLIDATION ADJUSTMENTS, FOR OUR FOUR CABLE AND TELECOM SUBSIDIARIES FOR THE YEAR:

THE REVENUES OF 2010 OF CABLEVISIÓN, CABLEMÁS, TVI AND BESTEL AMOUNTED TO PS.3,910.2 MILLION, PS.4,065.2 MILLION, PS.1,854.5 MILLION AND PS.2,280.3 MILLION, RESPECTIVELY.

THE OPERATING SEGMENT INCOME OF 2010 OF CABLEVISIÓN, CABLEMÁS, TVI AND BESTEL AMOUNTED TO PS.1,505.1 MILLION, PS.1,523.2 MILLION, PS.764.4 MILLION AND PS.318 MILLION, RESPECTIVELY.

THESE RESULTS DO NOT INCLUDE CONSOLIDATION ADJUSTMENTS OF PS.296 MILLION IN REVENUES AND PS.203.5 MILLION IN OPERATING SEGMENT INCOME, WHICH ARE CONSIDERED IN THE CONSOLIDATED RESULTS OF CABLE AND TELECOM.

OTHER BUSINESSES

FOURTH-QUARTER SALES INCREASED 8.8% TO PS.1,043.8 MILLION COMPARED WITH PS.959.4 MILLION IN THE SAME PERIOD OF 2009 DRIVEN PRINCIPALLY BY OUR SOCCER AND GAMING BUSINESSES. THESE POSITIVE VARIANCES WERE PARTIALLY OFFSET BY LOWER REVENUES IN OUR FEATURE-FILM DISTRIBUTION BUSINESS.

FULL-YEAR SALES INCREASED MARGINALLY 1.1% TO PS.3,812.3 MILLION COMPARED WITH PS.3,771.4 MILLION IN 2009. BUSINESSES THAT PERFORMED WELL INCLUDE GAMING, SOCCER, AND RADIO. THE RESULTS OF GAMING WERE DRIVEN BY THE CONTINUED SUCCESS OF THE SOCCER-RELATED LOTTERY GAME LAUNCHED IN JANUARY AND THE RADIO BUSINESS BENEFITED FROM SOCCER WORLD CUP ADVERTISING REVENUES. THESE FAVORABLE VARIANCES WERE OFFSET BY THE TERMINATION OF A DISTRIBUTION AGREEMENT WITH WARNER BROTHERS PICTURES IN DECEMBER 2009.

FOURTH-QUARTER OPERATING SEGMENT LOSS DECREASED 50.9% TO A LOSS OF PS.107.1 MILLION COMPARED WITH A LOSS OF PS.218.2 MILLION IN THE SAME PERIOD OF 2009.

FULL-YEAR OPERATING SEGMENT LOSS DECREASED 42.2% TO PS.184 MILLION COMPARED WITH PS.318.2 MILLION IN 2009, REFLECTING A REDUCTION IN LOSSES IN OUR SOCCER, GAMING AND PUBLISHING DISTRIBUTION BUSINESSES, AS WELL AS AN INCREASE IN THE OPERATING INCOME OF OUR RADIO BUSINESS.

INTERSEGMENT OPERATIONS

INTERSEGMENT OPERATIONS FOR 2010 AND 2009 AMOUNTED TO PS.1,218.6 MILLION AND PS.1,166.1 MILLION, RESPECTIVELY.

CORPORATE EXPENSES

SHARE-BASED COMPENSATION EXPENSE IN 2010 AND 2009 AMOUNTED TO PS.560.6 MILLION AND PS.375.7 MILLION, RESPECTIVELY, AND WAS ACCOUNTED FOR AS CORPORATE EXPENSE. SHARE-BASED COMPENSATION EXPENSE IS MEASURED AT FAIR VALUE AT THE TIME THE EQUITY BENEFITS ARE GRANTED TO OFFICERS AND EMPLOYEES, AND IS RECOGNIZED OVER THE VESTING PERIOD.

NON-OPERATING RESULTS

OTHER EXPENSE, NET

OTHER EXPENSE, NET, IN THE YEAR ENDED DECEMBER 31, 2010, INCLUDED EXPENSES RELATED TO FINANCIAL ADVISORY AND PROFESSIONAL SERVICES MAINLY ASSOCIATED WITH THE UNIVISION TRANSACTION, LOSS ON DISPOSITION OF PROPERTY AND EQUIPMENT, NON-RECURRING EXPENSES IN CONNECTION WITH THE REFINANCING OF DEBT IN OUR CABLE AND TELECOM SEGMENT, AND AN IMPAIRMENT ADJUSTMENT TO THE CARRYING VALUE OF GOODWILL OF A BUSINESS WITHIN OUR PUBLISHING SEGMENT. THESE EXPENSES WERE PARTIALLY OFFSET BY A NET GAIN ON DISPOSITION OF INVESTMENTS.

OTHER EXPENSE, NET, DECREASED BY PS.1,197.7 MILLION, OR 67.9%, TO PS.567.2 MILLION FOR THE YEAR ENDED DECEMBER 31, 2010, COMPARED WITH PS.1,764.9 MILLION FOR THE YEAR ENDED DECEMBER 31, 2009. THIS DECREASE REFLECTED PRIMARILY A REDUCTION IN NON-CASH IMPAIRMENT ADJUSTMENTS TO THE CARRYING VALUE OF GOODWILL IN OUR CABLE AND TELECOM, TELEVISION BROADCASTING AND PUBLISHING SEGMENTS, AS WELL AS THE GAIN ON DISPOSITION OF INVESTMENTS IN SHARES, WHICH EFFECT WAS PARTIALLY OFFSET BY NON-RECURRING EXPENSES RELATED TO THE REFINANCING OF DEBT OF CABLEMÁS, AND INCREASES IN OTHER EXPENSES RELATED TO FINANCIAL ADVISORY AND PROFESSIONAL SERVICES AND THE DISPOSITION OF EQUIPMENT.

INTEGRAL COST OF FINANCING

THE NET EXPENSE ATTRIBUTABLE TO INTEGRAL COST OF FINANCING INCREASED BY PS.55.3 MILLION, OR 1.9%, TO PS.3,028.6 MILLION FOR THE YEAR ENDED DECEMBER 31, 2010 FROM PS.2,973.3 MILLION FOR THE YEAR ENDED DECEMBER 31, 2009. THIS VARIANCE PRIMARILY REFLECTED I) A PS.478.9 MILLION INCREASE IN INTEREST EXPENSE, DUE MAINLY TO A HIGHER AVERAGE PRINCIPAL AMOUNT OF LONG-TERM DEBT IN 2010; AND II) A PS.5.9 MILLION DECREASE IN INTEREST INCOME EXPLAINED PRIMARILY BY A REDUCTION OF INTEREST RATES APPLICABLE TO CASH EQUIVALENTS AND TEMPORARY INVESTMENTS IN 2010. THESE UNFAVORABLE VARIANCES WERE OFFSET BY A PS.429.5 MILLION DECREASE IN FOREIGN EXCHANGE LOSS RESULTING PRIMARILY FROM THE FAVORABLE EFFECT OF A 5.5% APPRECIATION OF THE MEXICAN PESO AGAINST THE US DOLLAR IN 2010 ON OUR AVERAGE NET US DOLLAR LIABILITY POSITION IN 2010, WHICH CHANGED FROM A NET US DOLLAR ASSET POSITION IN 2009.

EQUITY IN LOSSES OF AFFILIATES, NET

EQUITY IN LOSSES OF AFFILIATES, NET, DECREASED BY PS.503.4 MILLION, OR 70.4%, TO PS.211.9 MILLION IN 2010 COMPARED WITH PS.715.3 MILLION IN 2009. THIS DECREASE REFLECTED MAINLY A REDUCTION IN EQUITY IN LOSS OF LA SEXTA, OUR 40.5% INTEREST IN A FREE-TO-AIR TELEVISION CHANNEL IN SPAIN. THIS DECREASE WAS PARTIALLY OFFSET BY THE ABSENCE OF EQUITY IN EARNINGS OF I) VOLARIS, AS WE DISPOSED OF THIS INVESTMENT IN THE THIRD QUARTER OF 2010; AND II) TVI, AS WE BEGAN CONSOLIDATING ITS ASSETS, LIABILITIES AND RESULT OF OPERATIONS IN OUR CONSOLIDATED FINANCIAL STATEMENTS EFFECTIVE IN THE FOURTH QUARTER OF 2009. EQUITY IN LOSSES OF AFFILIATES, NET, FOR THE YEAR ENDED DECEMBER 31, 2010, IS COMPRISED FOR THE MOST PART OF THE EQUITY IN LOSS OF LA SEXTA, WHICH WAS PARTIALLY OFFSET BY THE EQUITY IN EARNINGS OF OTHER ASSOCIATES.

INCOME TAXES

INCOME TAXES INCREASED BY PS.138.3 MILLION, OR 4.4%, TO PS.3,259 MILLION IN 2010 FROM PS.3,120.7 MILLION IN 2009. THIS INCREASE REFLECTED PRIMARILY A HIGHER INCOME TAX BASE, WHICH WAS PARTIALLY OFFSET BY A LOWER EFFECTIVE INCOME TAX RATE.

NON-CONTROLLING INTEREST NET INCOME

NON-CONTROLLING INTEREST NET INCOME INCREASED BY PS.256.9 MILLION, OR 44.6%, TO PS.832.5 MILLION IN 2010, FROM PS.575.6 MILLION IN 2009. THIS INCREASE PRIMARILY REFLECTED A HIGHER PORTION OF CONSOLIDATED NET INCOME ATTRIBUTABLE TO INTERESTS HELD BY NON-CONTROLLING STOCKHOLDERS IN OUR CABLE AND TELECOM AND SKY SEGMENTS.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES AND INVESTMENTS

DURING 2010, WE INVESTED APPROXIMATELY US$1,011 MILLION IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES, INCLUDING APPROXIMATELY US$438.5 MILLION FOR OUR CABLE AND TELECOM SEGMENT, US$436.6 MILLION FOR OUR SKY SEGMENT, US$12.5 MILLION FOR OUR GAMING BUSINESS, AND US$123.4 MILLION FOR OUR TELEVISION BROADCASTING SEGMENT AND OTHER BUSINESSES. IN ADDITION, WE MADE LOANS IN THE FIRST HALF OF 2010 IN CONNECTION WITH OUR 40.5% INTEREST IN LA SEXTA IN THE AMOUNT OF €21.5 MILLION (PS.354.3 MILLION).

OUR INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT IN OUR CABLE AND TELECOM SEGMENT DURING 2010 INCLUDED APPROXIMATELY US$235.1 MILLION FOR CABLEVISIÓN, US$104.7 MILLION FOR CABLEMÁS, US$55.2 MILLION FOR TVI, AND US$43.5 MILLION FOR BESTEL.

INCLUDED IN OUR FULL-YEAR REPORTED CAPITAL EXPENDITURES ARE CERTAIN NON-RECURRENT ITEMS SUCH AS US$143.5 MILLION RELATED TO BUILDING AND LAUNCHING DURING FIRST-QUARTER 2010 A NEW 24-TRANSPONDER SATELLITE (“IS-16”). ADDITIONALLY, CABLEVISION’S CAPITAL EXPENDITURES INCLUDE INVESTMENTS RELATED TO AN EXPANSION PROJECT: GRAND SLAM.

ON DECEMBER 20, 2010, WE INVESTED US$1,255 MILLION IN CASH IN BROADCASTING MEDIA PARTNERS, INC. ("BMP"), THE CONTROLLING COMPANY OF UNIVISION, IN EXCHANGE FOR A 5% EQUITY STAKE OF THE OUTSTANDING COMMON STOCK OF BMP AND US$1,125 MILLION PRINCIPAL AMOUNT DEBENTURES DUE 2025 BEARING INTEREST AT AN ANNUAL RATE OF 1.5%, THAT ARE INITIALLY CONVERTIBLE INTO A 30% EQUITY STAKE IN THE COMMON STOCK OF BMP, SUBJECT TO APPLICABLE LAWS AND REGULATIONS OF THE UNITED STATES, AS WELL AS CERTAIN OTHER CONDITIONS AGREED AMONG THE PARTIES. WE ALSO HAVE THE OPTION TO ACQUIRE AN ADDITIONAL 5% EQUITY STAKE IN BMP AT FAIR MARKET VALUE, SUBJECT TO CERTAIN LIMITATIONS ON THE EXERCISE OF THE OPTION. IN CONNECTION WITH THE INVESTMENT, WE SOLD OUR 50% INTEREST IN TUTV TO UNIVISION FOR THE AMOUNT OF US$55 MILLION.

DEBT AND CAPITAL LEASE OBLIGATIONS

THE TOTAL CONSOLIDATED DEBT AMOUNTED TO PS.47,964.8 MILLION AND PS.43,416.2 MILLION AS OF DECEMBER 31, 2010 AND 2009, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF LONG-TERM DEBT IN THE AMOUNT OF PS.1,469.1 MILLION AND PS.1,433 MILLION, RESPECTIVELY.

ADDITIONALLY, WE HAD CAPITAL LEASE OBLIGATIONS IN THE AMOUNT OF PS.629.8 MILLION AND PS.1,401.8 MILLION AS OF DECEMBER 31, 2010 AND 2009, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF PS.280.1 MILLION AND PS.235.3 MILLION, RESPECTIVELY.

AS OF DECEMBER 31, 2010 AND 2009, OUR CONSOLIDATED NET DEBT POSITION (TOTAL DEBT LESS CASH AND CASH EQUIVALENTS, TEMPORARY INVESTMENTS, AND NONCURRENT HELD-TO-MATURITY AND AVAILABLE-FOR-SALE INVESTMENTS) WAS PS.12,717.3 MILLION AND PS.576.3 MILLION, RESPECTIVELY. THE AGGREGATE AMOUNT OF NON-CURRENT HELD-TO-MATURITY AND AVAILABLE-FOR-SALE INVESTMENTS AS OF DECEMBER 31, 2010 AND 2009, WAS PS.3,858.1 MILLION AND PS.3,996.1 MILLION, RESPECTIVELY.

IN OCTOBER 2010, WE ISSUED 7.38% NOTES (“CERTIFICADOS BURSÁTILES”) DUE 2020 THROUGH THE MEXICAN STOCK EXCHANGE (“BOLSA MEXICANA DE VALORES”) IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.10,000 MILLION, WITH INTEREST PAYABLE SEMI-ANNUALLY.

IN NOVEMBER 2010, CABLEMÁS, OUR MAJORITY-OWNED SUBSIDIARY, PREPAID ALL OF ITS OUTSTANDING GUARANTEED SENIOR NOTES AS WELL AS AN OUTSTANDING BANK LOAN FACILITY FOR AN AGGREGATE AMOUNT OF US$233 MILLION, INCLUDING ACCRUED INTEREST AND A PREMIUM. THIS REFINANCING OF THE DEBT OF CABLEMÁS WAS CARRIED OUT THROUGH A PS.2,500 MILLION LOAN FACILITY PROVIDED TO CABLEMÁS BY A SUBSIDIARY OF US, WITH AN INTEREST RATE OF 9.30%, AND IS DUE IN NOVEMBER 2020.

SHARES REPURCHASED AND OUTSTANDING

DURING 2010, WE REPURCHASED APPROXIMATELY 25.5 MILLION CPOS IN THE AGGREGATE AMOUNT OF PS.1,274 MILLION.

AS OF DECEMBER 31, 2010 AND 2009, OUR SHARES OUTSTANDING AMOUNTED TO 325,023 MILLION AND 327,230.6 MILLION SHARES, RESPECTIVELY, AND OUR CPO EQUIVALENTS OUTSTANDING AMOUNTED TO 2,778 MILLION AND 2,796.8 MILLION CPO EQUIVALENTS, RESPECTIVELY. NOT ALL OF OUR SHARES ARE IN THE FORM OF CPOS. THE NUMBER OF CPO EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF SHARES OUTSTANDING BY 117.

AS OF DECEMBER 31, 2010 AND 2009, THE GDS (GLOBAL DEPOSITARY SHARES) EQUIVALENTS OUTSTANDING AMOUNTED TO 555.6 MILLION AND 559.4 MILLION GDS EQUIVALENTS, RESPECTIVELY. THE NUMBER OF GDS EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF CPO EQUIVALENTS BY FIVE.

TELEVISION RATINGS AND AUDIENCE SHARE

NATIONAL URBAN RATINGS AND AUDIENCE SHARE REPORTED BY IBOPE CONFIRM THAT, IN 2010, TELEVISA CONTINUED TO DELIVER STRONG RATINGS AND AUDIENCE SHARES. DURING WEEKDAY PRIME TIME (19:00 TO 23:00, MONDAY TO FRIDAY), AUDIENCE SHARE AMOUNTED TO 70.5%; IN PRIME TIME (16:00 TO 23:00, MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 68%; AND IN SIGN-ON TO SIGN-OFF (6:00 TO 24:00, MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 69.6%.

ABOUT TELEVISA

GRUPO TELEVISA, S.A.B., IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD BASED ON ITS MARKET CAPITALIZATION AND A MAJOR PARTICIPANT IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PRODUCTION OF PAY-TELEVISION NETWORKS, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, CABLE TELEVISION AND TELECOMMUNICATION SERVICES, MAGAZINE PUBLISHING AND DISTRIBUTION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND LIVE ENTERTAINMENT, FEATURE-FILM PRODUCTION AND DISTRIBUTION, THE OPERATION OF A HORIZONTAL INTERNET PORTAL, AND GAMING. GRUPO TELEVISA ALSO OWNS AN UNCONSOLIDATED EQUITY STAKE IN LA SEXTA, A FREE-TO-AIR TELEVISION VENTURE IN SPAIN.

DISCLAIMER

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY’S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN “ITEM 3. KEY INFORMATION – FORWARD-LOOKING STATEMENTS” IN THE COMPANY’S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

FINANCIAL STATEMENT NOTES

CONSOLIDATED
AUDITED INFORMATION	Final Printing

GRUPO TELEVISA, S.A.B.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(IN THOUSANDS OF MEXICAN PESOS, EXCEPT PER CPO AND PER SHARE AMOUNTS)

1.         ACCOUNTING POLICIES:

THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A.B. (THE "COMPANY") AND ITS CONSOLIDATED ENTITIES (COLLECTIVELY, THE "GROUP"), AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEARS ENDED ON THOSE DATES, ARE UNAUDITED. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS (CONSISTING PRINCIPALLY OF NORMAL RECURRING ADJUSTMENTS) NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

FOR PURPOSES OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, CERTAIN INFORMATION AND DISCLOSURES, NORMALLY INCLUDED IN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS (“MEXICAN FRS”), HAVE BEEN CONDENSED OR OMITTED. THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S CONSOLIDATED AND AUDITED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2010, WHICH INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH HAVE BEEN APPLIED ON A CONSISTENT BASIS FOR THE YEAR ENDED DECEMBER 31, 2010.

            EFFECTIVE OCTOBER 1, 2009, THE GROUP BEGAN CONSOLIDATING THE ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF TELEVISIÓN INTERNACIONAL, S.A. DE C.V. AND SUBSIDIARIES (COLLECTIVELY, “TVI”) IN ITS CONSOLIDATED FINANCIAL STATEMENTS. BEFORE THAT DATE, THE GROUP ACCOUNTED FOR ITS INVESTMENT IN TVI BY APPLYING THE EQUITY METHOD.

2.         PROPERTY, PLANT AND EQUIPMENT:

PROPERTY, PLANT AND EQUIPMENT AS OF DECEMBER 31 CONSISTED OF:

	2010		2009
BUILDINGS	Ps.	9,466,384	Ps.	9,424,738
BUILDING IMPROVEMENTS		1,698,781		1,670,084
TECHNICAL EQUIPMENT		45,520,020		38,838,481
SATELLITE TRANSPONDERS		3,593,873		1,789,890
FURNITURE AND FIXTURES		826,076		836,038
TRANSPORTATION EQUIPMENT		2,525,029		1,559,816
COMPUTER EQUIPMENT		3,671,449		3,089,962
LEASEHOLD IMPROVEMENTS		1,303,689		1,383,541
		68,605,301		58,592,550
ACCUMULATED DEPRECIATION		(36,900,013)		(32,145,471)
		31,705,288		26,447,079
LAND		4,085,914		4,648,171
CONSTRUCTION AND PROJECTS IN PROGRESS		2,860,645		1,976,214
	Ps.	38,651,847	Ps.	33,071,464

DEPRECIATION CHARGED TO INCOME FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009 WAS PS.5,697,642 AND PS.4,390,339, RESPECTIVELY.

3.        LONG-TERM DEBT SECURITIES:

AS OF DECEMBER 31, THE GROUP'S CONSOLIDATED SHORT-TERM AND LONG-TERM DEBT SECURITIES OUTSTANDING WERE AS FOLLOWS:

	2010				2009
LONG-TERM DEBT SECURITIES	THOUSANDS OF U.S. DOLLARS		MEXICAN PESOS		THOUSANDS OF U.S. DOLLARS		MEXICAN PESOS
8.0% SENIOR NOTES DUE 2011 (A)	U.S.$	71,951	Ps.	889,142	U.S.$	71,951	Ps.	941,119
6.0% SENIOR NOTES DUE 2018 (A)		500,000		6,178,800		500,000		6,540,000
6.625% SENIOR NOTES DUE 2025 (A)		600,000		7,414,560		600,000		7,848,000
8.5% SENIOR NOTES DUE 2032 (A)		300,000		3,707,280		300,000		3,924,000
8.49% SENIOR NOTES DUE 2037 (A)		-		4,500,000		-		4,500,000
9.375% SENIOR GUARANTEED NOTES DUE 2015 (B)		-		-		174,700		2,285,076
6.625% SENIOR NOTES DUE 2040 (A)		600,000		7,414,560		600,000		7,848,000
7.38% CEBUR DUE 2020 (C)		-		10,000,000		-		-
	U.S.$	2,071,951	Ps.	40,104,342	U.S.$	2,246,651	Ps.	33,886,195

(A)
THESE SENIOR NOTES ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY’S SUBSIDIARIES. INTEREST ON THE SENIOR NOTES DUE 2011, 2018, 2025, 2032, 2037 AND 2040, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 8.41%, 6.31%, 6.97%, 8.94%, 8.93% AND 6.97% PER ANNUM, RESPECTIVELY, AND IS PAYABLE SEMI-ANNUALLY. THESE SENIOR NOTES MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT (I) IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY; AND (II) IN THE EVENT OF A CHANGE OF CONTROL, IN WHICH CASE THE COMPANY MAY BE REQUIRED TO REDEEM THE SECURITIES AT 101% OF THEIR PRINCIPAL AMOUNT. ALSO, THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THE SENIOR NOTES DUE 2018, 2025, 2037 AND 2040, IN WHOLE OR IN PART, AT ANY TIME AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THESE SENIOR NOTES OR THE PRESENT VALUE OF FUTURE CASH FLOWS, AT THE REDEMPTION DATE, OF PRINCIPAL AND INTEREST AMOUNTS OF THE SENIOR NOTES DISCOUNTED AT A FIXED RATE OF COMPARABLE U.S. OR MEXICAN SOVEREIGN BONDS. THE AGREEMENT OF THESE SENIOR NOTES CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PAY TELEVISION NETWORKS AND PROGRAMMING EXPORTS TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. ALL OF THESE SENIOR NOTES DUE 2011, 2018, 2025, 2032, 2037 AND 2040 ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

(B)
THESE SENIOR GUARANTEED NOTES WERE UNSECURED OBLIGATIONS OF CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES AND WERE GUARANTEED BY SUCH RESTRICTED SUBSIDIARIES, RANKED EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES, AND WERE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE SECURED INDEBTEDNESS OF CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES TO THE EXTENT OF THE VALUE OF THE ASSETS SECURING SUCH INDEBTEDNESS. INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, WAS 9.858%, AND WAS PAYABLE SEMI-ANNUALLY.  IN NOVEMBER 2010, THESE GUARANTEED SENIOR NOTES WERE PREPAID BY CABLEMÁS AT A REDEMPTION PRICE OF 104.688% PLUS ACCRUED INTEREST IN THE AGGREGATE AMOUNT OF U.S.$183 MILLION (PS.2,256,716) (SEE NOTE 14).

(C)
IN OCTOBER 2010, THE COMPANY ISSUED 7.38% NOTES (“CERTIFICADOS BURSÁTILES”) DUE 2020 THROUGH THE MEXICAN STOCK EXCHANGE (“BOLSA MEXICANA DE VALORES”) IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.10,000,000. INTEREST ON THESE NOTES IS PAYABLE SEMI-ANNUALLY. THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THESE NOTES, IN WHOLE OR IN PART, AT ANY INTEREST PAYMENT DATE AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THE OUTSTANDING NOTES OR THE PRESENT VALUE OF FUTURE CASH FLOWS, AT THE REDEMPTION DATE, OF PRINCIPAL AND INTEREST AMOUNTS OF THE NOTES DISCOUNTED AT A FIXED RATE OF COMPARABLE MEXICAN SOVEREIGN BONDS. THE AGREEMENT OF THESE NOTES CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PAY TELEVISION NETWORKS AND PROGRAMMING EXPORTS TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

4.        CONTINGENCIES:

IN DECEMBER 2010, THE COMPANY AND UNIVISION COMMUNICATIONS INC. (“UNIVISION”) ANNOUNCED THE COMPLETION OF CERTAIN AGREEMENTS BY WHICH, AMONG OTHER TRANSACTIONS, THE GROUP MADE AN INVESTMENT IN BROADCASTING MEDIA PARTNERS, INC. (“BMP”), THE CONTROLLING COMPANY OF UNIVISION, AND THE PROGRAM LICENSE AGREEMENT (“PLA”) BETWEEN TELEVISA AND UNIVISION WAS AMENDED AND EXTENDED. AS A RESULT OF THESE AGREEMENTS, A COUNTERCLAIM FILED BY UNIVISION IN OCTOBER 2006, WHEREBY IT SOUGHT A JUDICIAL DECLARATION THAT ON OR AFTER DECEMBER 19, 2006, PURSUANT TO THE PLA, TELEVISA MAY NOT TRANSMIT OR PERMIT OTHERS TO TRANSMIT ANY TELEVISION PROGRAMMING INTO THE UNITED STATES BY MEANS OF THE INTERNET, WAS DISMISSED.

THERE ARE OTHER LEGAL ACTIONS AND CLAIMS PENDING AGAINST THE COMPANY, WHICH ARE FILED IN THE ORDINARY COURSE OF BUSINESS. IN THE OPINION OF THE COMPANY’S MANAGEMENT, NONE OF THESE ACTIONS ARE EXPECTED TO HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY’S FINANCIAL POSITION OR RESULTS OF OPERATIONS; HOWEVER, WE ARE UNABLE TO PREDICT THE OUTCOME OF ANY OF THESE LEGAL ACTIONS.

5.        STOCKHOLDERS' EQUITY:

THE COMPANY’S CAPITAL STOCK AS OF DECEMBER 31 IS ANALYZED AS FOLLOWS:

	2010		2009
NOMINAL	Ps.	2,368,792	Ps.	2,368,792
CUMULATIVE INFLATION ADJUSTMENT (A)		7,651,067		7,651,067
TOTAL CAPITAL STOCK	Ps.	10,019,859	Ps.	10,019,859

            (A) THE COMPANY DISCONTINUED RECOGNIZING THE EFFECTS OF INFLATION ON FINANCIAL INFORMATION ON JANUARY 1, 2008, IN ACCORDANCE WITH MEXICAN FRS.

IN APRIL 2009, THE COMPANY’S STOCKHOLDERS APPROVED (I) THE PAYMENT OF A DIVIDEND FOR AN AGGREGATE AMOUNT OF UP TO PS.5,204,575, WHICH CONSISTED OF PS.1.75 PER CPO AND PS.0.014957264957 PER SHARE, NOT IN THE FORM OF A CPO, WHICH WAS PAID IN CASH IN MAY 2009 IN THE AGGREGATE AMOUNT OF PS.5,183,020; AND (II) THE CANCELLATION OF APPROXIMATELY 1,421.2 MILLION SHARES OF CAPITAL STOCK IN THE FORM OF APPROXIMATELY 12.1 MILLLION CPOS, WHICH WERE REPURCHASED BY THE COMPANY IN 2008.

IN DECEMBER 2009, THE COMPANY’S STOCKHOLDERS APPROVED THE PAYMENT OF A DIVIDEND FOR AN AGGREGATE AMOUNT OF UP TO PS.4,000,000, WHICH CONSISTED OF PS.1.35 PER CPO AND PS.0.011538461538 PER SHARE, NOT IN THE FORM OF A CPO, WHICH WAS PAID IN CASH IN DECEMBER 2009 IN THE AGGREGATE AMOUNT OF PS.3,980,837.

AS OF DECEMBER 31, 2010, THE NUMBER OF SHARES ISSUED, REPURCHASED AND OUTSTANDING IS PRESENTED AS FOLLOWS:
	ISSUED	REPURCHASED	OUTSTANDING
SERIES “A” SHARES	119,879,076,425	8,820,805,810	111,058,270,615
SERIES “B” SHARES	55,995,375,176	4,829,857,587	51,165,517,589
SERIES “D” SHARES	85,333,686,865	3,934,058,014	81,399,628,851
SERIES “L” SHARES	85,333,686,865	3,934,058,014	81,399,628,851
	346,541,825,331	21,518,779,425	325,023,045,906

     THE COMPANY’S SHARES REPURCHASED BY THE COMPANY, AND THE COMPANY’S SHARES HELD BY A TRUST IN CONNECTION WITH THE COMPANY’S LONG-TERM RETENTION PLAN, ARE PRESENTED AS A CHARGE TO THE CONTROLLING INTEREST STOCKHOLDERS’ EQUITY, AS OF DECEMBER 31, 2010,  AS FOLLOWS:

	SERIES “A”, “B”, “D”, AND “L” SHARES
	IN THE FORM OF CPOS	NOT IN THE FORM OF CPOS	TOTAL	NET COST
REPURCHASE PROGRAM (1)	4,540,138,200	-	4,540,138,200	PS.	1,979,090
HELD BY A COMPANY’S SUBSIDIARY TRUST (2)	3,072,613,869	537,563,559	3,610,177,428		926,282
HELD BY A COMPANY’S TRUST (3)	5,538,241,683	7,830,222,114	13,368,463,797		3,109,902
ADVANCES FOR ACQUISITION OF SHARES (4)	-	-	-		141,351
	13,150,993,752	8,367,785,673	21,518,779,425	PS.	6,156,625

(1)	DURING THE YEAR ENDED DECEMBER 31, 2010, THE COMPANY REPURCHASED 2,986,635,600 SHARES IN THE FORM OF 25,526,800 CPOS, IN THE AGGREGATE AMOUNT OF PS.1,274,022.
(2)	IN THE SECOND QUARTER 2009, THIS SPECIAL PURPOSE TRUST WAS DESIGNATED, TOGETHER WITH ALL OF ITS REMAINING COMPANY SHARES, AS AN ADDITIONAL TRUST FOR THE COMPANY’S LONG-TERM RETENTION PLAN.
(3)
IN JANUARY 2010 THIS TRUST RELEASED 1,608,102,171 SHARES IN THE FORM OF 13,744,463 CPOS IN CONNECTION WITH THE COMPANY’S LONG-TERM RETENTION PLAN, IN THE AMOUNT OF PS.88,652. DURING THE YEAR ENDED DECEMBER 31, 2010,  THIS TRUST ACQUIRED 829,050,300 COMPANY SHARES IN THE FORM OF 7,085,900 CPOS, IN THE AMOUNT OF PS.355,357.

(4)	IN CONNECTION WITH THE COMPANY’S LONG-TERM RETENTION PLAN.

THE GROUP ACCRUED IN THE CONTROLLING INTEREST STOCKHOLDERS’ EQUITY A SHARE-BASED COMPENSATION EXPENSE OF PS.556,711 FOR THE YEAR ENDED DECEMBER 31, 2010, WHICH AMOUNT WAS REFLECTED IN CONSOLIDATED OPERATING INCOME AS ADMINISTRATIVE EXPENSE (SEE NOTE 11).

6.         REPURCHASE OF SHARES:

NO RESERVE FOR REPURCHASE OF SHARES WAS OUTSTANDING AS OF DECEMBER 31, 2010.

            IN ACCORDANCE WITH THE MEXICAN SECURITIES LAW, ANY AMOUNT OF SHARES REPURCHASED AND HELD BY THE COMPANY SHOULD BE RECOGNIZED AS A CHARGE TO STOCKHOLDERS' EQUITY, AND ANY CANCELLATION OF SHARES REPURCHASED SHOULD BE RECOGNIZED AS A REDUCTION OF THE COMPANY'S CAPITAL STOCK ISSUED FOR AN AMOUNT PROPORTIONATE TO THE SHARES CANCELLED.

7.         INTEGRAL RESULT OF FINANCING:

INTEGRAL RESULT OF FINANCING FOR THE YEARS ENDED DECEMBER 31 CONSISTED OF:

	2010		2009
INTEREST EXPENSE (1)	Ps.	3,615,276	Ps.	3,136,411
INTEREST INCOME		(1,047,505)		(1,053,411)
FOREIGN EXCHANGE LOSS, NET (2)		460,874		890,254
	Ps.	3,028,645	Ps.	2,973,254

(1)	INTEREST EXPENSE INCLUDES IN 2010 AND 2009 A NET LOSS FROM RELATED DERIVATIVE CONTRACTS OF PS.255,420 AND PS.123,242, RESPECTIVELY.
(2)	FOREIGN EXCHANGE LOSS, NET, INCLUDES IN 2010 AND 2009 A NET LOSS FROM FOREIGN CURRENCY DERIVATIVE CONTRACTS OF PS.516,381 AND PS.529,621, RESPECTIVELY.

8.        DEFERRED TAXES:

           THE DEFERRED INCOME TAX LIABILITY AS OF DECEMBER 31 WAS DERIVED FROM:

	2010		2009
ASSETS:
ACCRUED LIABILITIES	Ps.	1,369,786	Ps.	884,255
GOODWILL		1,468,497		1,396,040
TAX LOSS CARRYFORWARDS		944,406		897,152
ALLOWANCE FOR DOUBTFUL ACCOUNTS		456,326		428,605
CUSTOMER ADVANCES		834,743		839,012
OTHER ITEMS		542,337		447,936
		5,616,095		4,893,000
LIABILITIES:
INVENTORIES		(400,173)		(379,286)
PROPERTY, PLANT AND EQUIPMENT, NET		(1,389,794)		(1,365,307)
OTHER ITEMS		(1,503,034)		(1,619,263)
TAX LOSSES OF SUBSIDIARIES, NET		(49,911)		(161,686)
		(3,342,912)		(3,525,542)
DEFERRED INCOME TAX OF MEXICAN COMPANIES		2,273,183		1,367,458
DEFERRED TAX OF FOREIGN SUBSIDIARIES		640,184		160,462
ASSETS TAX		1,444,041		925,496
VALUATION ALLOWANCE		(4,837,579)		(3,826,622)
FLAT RATE BUSINESS TAX		28,735		23,097
DIVIDENDS DISTRIBUTED AMONG GROUP’S ENTITIES		(413,454)		(548,503)
DEFERRED TAX LIABILITY	Ps.	(864,890)	Ps.	(1,898,612)

DEFERRED TAX LIABILITY CURRENT PORTION	Ps.	(183,093)	Ps.	(133,231)
DEFERRED TAX LIABILITY LONG-TERM		(681,797)		(1,765,381)
		(864,890)		(1,898,612)

9.         DISCONTINUED OPERATIONS:

NO DISCONTINUED OPERATIONS, AS DEFINED BY MEXICAN FRS BULLETIN C-15, IMPAIRMENT IN THE VALUE OF LONG-LIVED ASSETS AND THEIR DISPOSAL, WERE RECOGNIZED IN INCOME FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009.

10.       QUARTERLY NET RESULTS:

THE QUARTERLY NET RESULTS FOR THE YEAR ENDED DECEMBER 31, 2010 ARE AS FOLLOWS:

QUARTER	ACCUMULATED		QUARTER

1 / 10	Ps.	1,059,380	Ps.	1,059,380
2 / 10		2,863,681		1,804,301
3 / 10		5,058,894		2,195,213
4 / 10		7,683,389		2,624,495

11. INFORMATION BY SEGMENTS:

 INFORMATION BY SEGMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009 IS PRESENTED AS FOLLOWS:

	TOTAL REVENUES		INTERSEGMENT REVENUES		CONSOLIDATED REVENUES		SEGMENT INCOME (LOSS)
2010:
TELEVISION BROADCASTING	Ps.	22,750,082	Ps.	396,300	Ps.	22,353,782	Ps.	10,714,296
PAY TELEVISION NETWORKS		3,146,172		504,360		2,641,812		1,622,022
PROGRAMMING EXPORTS		3,074,766		6,639		3,068,127		1,503,640
PUBLISHING		3,229,588		66,795		3,162,793		425,296
SKY		11,248,160		50,116		11,198,044		5,074,517
CABLE AND TELECOM		11,814,196		61,654		11,752,542		3,907,172
OTHER BUSINESSES		3,812,476		132,748		3,679,728		(184,038)
SEGMENTS TOTALS		59,075,440		1,218,612		57,856,828		23,062,905
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(1,218,612)		(1,218,612)		-		(900,971)
DEPRECIATION AND AMORTIZATION EXPENSE		-		-		-		(6,579,325)
CONSOLIDATED TOTAL	Ps.	57,856,828	Ps.	-	Ps.	57,856,828	Ps.	15,582,609	(1)

2009:
TELEVISION BROADCASTING	Ps.	21,561,636	Ps.	163,054	Ps.	21,398,582	Ps.	10,323,899
PAY TELEVISION NETWORKS		2,736,579		795,139		1,941,440		1,660,364
PROGRAMMING EXPORTS		2,845,918		16,915		2,829,003		1,437,220
PUBLISHING		3,356,056		15,510		3,340,546		190,709
SKY		10,005,216		15,227		9,989,989		4,478,847
CABLE AND TELECOM		9,241,787		65,174		9,176,613		2,971,868
OTHER BUSINESSES		3,771,444		95,116		3,676,328		(318,201)
SEGMENT TOTALS		53,518,636		1,166,135		52,352,501		20,744,706
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(1,166,135)		(1,166,135)		-		(658,249)
DEPRECIATION AND AMORTIZATION EXPENSE		-		-		-		(4,929,589)
CONSOLIDATED TOTAL	Ps.	52,352,501	Ps.	-	Ps.	52,352,501	Ps.	15,156,868	(1)

(1)	CONSOLIDATED TOTALS REPRESENT CONSOLIDATED OPERATING INCOME.

12.       INVESTMENT AND DISPOSITION:

            IN THE FIRST HALF OF 2010, THE GROUP MADE SHORT-TERM LOANS IN CONNECTION WITH ITS 40.5% INTEREST IN LA SEXTA IN THE AGGREGATE AMOUNT OF €21.5 MILLION (PS.354,942). IN FEBRUARY 2011, THESE LOANS WERE CAPITALED BY THE COMPANY AS INVESTMENT IN LA SEXTA AND THE COMPANY’S PERCENTAGE OWNERSHIP IN LA SEXTA INCREASED FROM 40.5% TO 40.8%.

            IN JULY 2010, THE GROUP SOLD ITS 25% INTEREST IN VOLARIS FOR A TOTAL CONSIDERATION IN CASH OF U.S.$80.6 MILLION (PS.1,042,836). THE GROUP’S TOTAL CAPITAL CONTRIBUTIONS MADE IN VOLARIS SINCE OCTOBER 2005 AMOUNTED TO U.S.$49.5 MILLION (PS.574,884).

13.       OTHER STOCKHOLDERS TRANSACTIONS:

            IN FEBRUARY 2009, THE GROUP’S CONTROLLING INTEREST IN THE OUTSTANDING EQUITY OF CABLEMÁS INCREASED FROM 54.5% TO 58.3%, AS A RESULT OF A CAPITAL CONTRIBUTION MADE BY A COMPANY SUBSIDIARY AND THE DILUTION OF THE NONCONTROLLING INTEREST IN CABLEMÁS.

            IN APRIL 2009, THE HOLDING COMPANIES OF THE SKY SEGMENT PAID A DIVIDEND TO ITS EQUITY OWNERS IN THE AGGREGATE AMOUNT OF Ps.2,000,000, OF WHICH PS.826,669 WAS PAID TO ITS NONCONTROLLING EQUITY OWNERS.

            IN JUNE 2009, THE STOCKHOLDERS OF EMPRESAS CABLEVISIÓN, S.A.B. DE C.V. MADE A CAPITAL CONTRIBUTION IN CASH TO INCREASE THE CAPITAL STOCK OF THIS COMPANY SUBSIDIARY IN THE AGGREGATE AMOUNT OF PS.3,699,652, OF WHICH PS.1,811,800 WAS CONTRIBUTED BY NONCONTROLLING STOCKHOLDERS.

           IN NOVEMBER 2009, THE HOLDING COMPANIES OF THE SKY SEGMENT PAID A DIVIDEND TO ITS EQUITY OWNERS IN THE AGGREGATE AMOUNT OF Ps.750,000, OF WHICH PS.310,000 WAS PAID TO ITS NONCONTROLLING EQUITY OWNERS.

           IN FEBRUARY 2010, THE HOLDING COMPANIES OF THE SKY SEGMENT PAID A DIVIDEND TO ITS EQUITY OWNERS IN THE AGGREGATE AMOUNT OF PS.500,000, OF WHICH PS.206,667 WAS PAID TO ITS NONCONTROLLING EQUITY OWNERS.

           IN MARCH 2011, THE GROUP INCREASED ITS INTEREST IN CABLEMÁS FROM 58.3% TO 90.8% AS A RESULT OF A CAPITAL CONTRIBUTION MADE  BY A SUBSIDIARY OF THE COMPANY, AND THE DILUTION OF THE NON-CONTROLLING INTEREST IN CABLEMÁS.

14.      FINANCING TRANSACTIONS:

          IN MARCH 2009, THE COMPANY ENTERED INTO A PURCHASE AGREEMENT WITH THE HOLDER OF A U.S.$80 MILLION NON-INTEREST BEARING PROMISSORY NOTE PAYABLE ISSUED BY A COMPANY SUBSIDIARY WITH A MATURITY IN AUGUST 2009.

          IN MAY 2009, THE COMPANY REPAID A BANK LOAN AT ITS MATURITY IN THE PRINCIPAL AMOUNT OF PS.1,162,460.

          IN NOVEMBER 2009, THE COMPANY ISSUED 6.625% SENIOR NOTES DUE 2040 IN THE PRINCIPAL AMOUNT OF U.S.$600 MILLION (SEE NOTE 3).

          IN APRIL AND OCTOBER 2010, THE COMPANY REPAID AT ITS MATURITY A PORTION OF A BANK LOAN IN THE PRINCIPAL AMOUNT OF PS.1,000,000.

          IN THE THIRD QUARTER OF 2010 A SUBSIDIARY OF THE COMPANY ENTERED INTO A SHORT-TERM LOAN WITH A MEXICAN FINANCIAL INSTITUTION IN THE PRINCIPAL AMOUNT OF PS.150,000, AND REPAID A BANK LOAN IN THE PRINCIPAL AMOUNT OF PS.50,000.

          IN OCTOBER 2010, THE COMPANY ISSUED  PS.10,000,000  AGGREGATE PRINCIPAL AMOUNT OF 7.38% NOTES DUE 2020, THROUGH THE MEXICAN STOCK EXCHANGE (SEE NOTE 3).

          IN NOVEMBER 2010, CABLEMÁS, A MAJORITY-OWNED SUBSIDIARY OF THE COMPANY, PREPAID ALL OF ITS OUTSTANDING GUARANTEED SENIOR NOTES AS WELL AS AN OUTSTANDING BANK LOAN FACILITY FOR AN AGGREGATE AMOUNT OF U.S.$233 MILLION, INCLUDING ACCRUED INTEREST AND A PREMIUM. THIS REFINANCING OF THE DEBT OF CABLEMÁS WAS CARRIED OUT THROUGH A PS.2,500,000 LOAN FACILITY PROVIDED TO CABLEMÁS BY A SUBSIDIARY OF THE COMPANY, WITH AN INTEREST RATE OF 9.30% AND IS DUE IN NOVEMBER 2020 (SEE NOTE 3).

15.     UNIVISION:

          ON DECEMBER 20, 2010, THE GROUP INVESTED U.S.$1,255 MILLION IN CASH IN BROADCASTING MEDIA PARTNERS, INC. (“BMP”), THE CONTROLLING COMPANY OF UNIVISION, IN EXCHANGE FOR A 5% EQUITY STAKE OF THE OUTSTANDING COMMON STOCK OF BMP AND U.S.$1,125 MILLION PRINCIPAL AMOUNT DEBENTURES DUE 2025 BEARING INTEREST AT ANNUAL RATE OF 1.5%, THAT ARE INITIALLY CONVERTIBLE INTO A 30% EQUITY STAKE IN THE COMMON STOCK OF BMP, SUBJECT TO APPLICABLE LAWS AND REGULATIONS OF THE UNITED STATES, AS WELL AS CERTAIN OTHER CONDITIONS AGREED AMONG THE PARTIES. THE GROUP HAS THE OPTION TO ACQUIRE AN ADDITIONAL 5% EQUITY STAKE IN BMP AT FAIR MARKET VALUE, SUBJECT TO CERTAIN LIMITATIONS ON THE EXERCISE OF THE OPTION. IN CONNECTION WITH THE INVESTMENT, THE GROUP SOLD ITS 50% INTEREST IN TUTV TO UNIVISION FOR THE AMOUNT OF U.S.$55 MILLION.

16.     OTHER TRANSACTIONS:

          ON FEBRUARY 15, 2010, THE COMPANY AND NII HOLDINGS, INC. ANNOUNCED THAT THEY SIGNED AN AGREEMENT UNDER WHICH, AMONG OTHER TRANSACTIONS, THE GROUP WOULD INVEST U.S.$1,440 MILLION IN CASH FOR A 30% EQUITY STAKE IN COMUNICACIONES NEXTEL DE MÉXICO, S.A. DE C.V. (“NEXTEL MEXICO”), AS FOLLOWS: U.S.$1,140 MILLION IN 2010 AND THE REMAINING INVESTMENT IN THREE EQUAL ANNUAL INSTALLMENTS. THE GROUP’S INVESTMENT AND OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT WERE CONDITIONED UPON NEXTEL MEXICO AND THE GROUP CONSORTIUM BEING AWARDED LICENSES TO USE SPECIFIED AMOUNTS OF SPECTRUM IN THE UPCOMING SPECTRUM AUCTIONS IN MEXICO, AND OTHER CUSTOMARY CLOSING CONDITIONS. IN OCTOBER, 2010, THE COMPANY AND NII HOLDINGS, INC. ANNOUNCED THAT THEY HAD MUTUALLY AGREED TO TERMINATE THIS AGREEMENT.

        IN MARCH 2010, SKY REACHED AN AGREEMENT WITH A SUBSIDIARY OF INTELSAT, S.A. TO LEASE 24 TRANSPONDERS ON INTELSAT IS-21 SATELLITE WHICH WILL BE MAINLY USED FOR SIGNAL RECEPTION AND RETRANSMISSION SERVICES OVER THE SATELLITE’S ESTIMATED 15-YEAR SERVICE LIFE. IS-21 SATELLITE IS INTENDED TO REPLACE INTELSAT IS-9 AS SKY’S PRIMARY TRANSMISSION SATELLITE AND IS CURRENTLY EXPECTED TO START SERVICE IN THE FOURTH QUARTER OF 2012.

    IN JUNE, 2010, THE MEXICAN COMMUNICATIONS AND TRANSPORTATION MINISTRY (“SECRETARÍA DE COMUNICACIONES Y TRANSPORTES”) GRANTED TO THE CONSORTIUM FORMED BY TELEFÓNICA MÓVILES DE MÉXICO, S.A. DE C.V. (“TELEFÓNICA”), THE GROUP AND MEGACABLE HOLDINGS, S.A.B. DE C.V. (“MEGACABLE”), A FAVORABLE AWARD IN THE BIDDING PROCESS FOR A 20-YEAR CONTRACT FOR THE LEASE OF A PAIR OF DARK FIBER WIRES HELD BY THE MEXICAN FEDERAL ELECTRICITY COMMISSION (“COMISIÓN FEDERAL DE ELECTRICIDAD”) OR “CFE”. THE CONSORTIUM, GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD, S.A.P.I. DE C.V., OR “GTAC”, IN WHICH A SUBSIDIARY OF TELEFÓNICA, A SUBSIDIARY OF THE COMPANY AND A SUBSIDIARY OF MEGACABLE HAVE AN EQUAL EQUITY PARTICIPATION, BECAME A BENEFICIARY OF A CONTRACT TO LEASE 19,457 KILOMETERS OF DARK FIBER-OPTIC CAPACITY FROM THE CFE, ALONG WITH THE CORRESPONDING CONCESSION TO OPERATE A PUBLIC TELECOMMUNICATIONS NETWORK. AS CONSIDERATION FOR THE CONTRACT, GTAC PAID PS.883,800. GTAC PLANS TO HAVE THE NETWORK READY TO OFFER COMMERCIAL SERVICES IN THE THIRD QUARTER OF 2011.

------------

ANALYSIS OF INVESTMENTS IN SHARES
SUBSIDIARIES

CONSOLIDATED
AUDITED INFORMATION	Final Printing

			NUMBER	%
COMPANY NAME		MAIN ACTIVITIES	OF SHARES	OWNERSHIP

1	ALEKTIS CONSULTORES, S. DE R.L. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	1	100.00
2	CABLESTAR, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	57,195,341	15.40
3	CORPORATIVO VASCO DE QUIROGA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	110,639,433	100.00
4	DTH EUROPA, S.A.	PROMOTION AND DEVELOPMENT OF COMPANIES	1,080,182	90.25
5	EDITORA FACTUM, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	3,218,956	100.00
6	EDITORIAL TELEVISA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	2,474,969	99.52
7	EN VIVO US HOLDING, LLC	PROMOTION AND DEVELOPMENT OF COMPANIES	1	100.00
8	FACTUM MAS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	1,313,594	91.18
9	GRUPO DISTRIBUIDORAS INTERMEX, S.A. DE C.V.	DISTRIBUTION OF BOOKS AND MAGAZINES	670,303	100.00
10	GRUPO TELESISTEMA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	28,013,527	100.00
11	KAPA CAPITAL, S.A. DE C.V. SOFOM E.N.R.	PROMOTION AND DEVELOPMENT OF COMPANIES	1,959,228	100.00
12	KASITUM, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	999	99.90
13	MULTIMEDIA TELECOM, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	3,031,390	100.00
14	MULTIMEDIA CTI, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	999	99.90
15	PROMO-INDUSTRIAS METROPOLITANAS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	4,389,397	100.00
16	SOMOS TELEVISA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	999	99.90
17	SISTEMA RADIOPOLIS, S.A. DE C.V.	COMMERCIALIZATION OF RADIO PROGRAMMING	76,070,313	50.00
18	TELEPARABOLAS, S.L.	TV CABLE COMMERCIALIZATION	1,500	100.00
19	TELESISTEMA MEXICANO, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	497	99.40
20	TELEVISA ARGENTINA, S.A.	COMMERCIAL OPERATION OF TELEVISION	1,677,000	95.72
21	TELEVISA ENTRETENIMIENTO, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	1,078,934	100.00
22	TELEVISA JUEGOS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	4,390,572	100.00
23	TELEVISA USA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	49	98.00
24	TSM CAPITAL, S.A. DE C.V. SOFOM E.N.R.	PROMOTION AND DEVELOPMENT OF COMPANIES	1,069,791	100.00

ANALYSIS OF INVESTMENTS IN SHARES
ASSOCIATES

CONSOLIDATED
AUDITED INFORMATION	Final Printing
					TOTAL AMOUNT
			NUMBER	%	(Thousands of Mexican Pesos)
COMPANY NAME		MAIN ACTIVITIES	OF SHARES	OWNERSHIP	ACQUISITION	BOOK
					COST	VALUE

1	ARGOS COMUNICACION, S.A. DE C.V.	OPERATION AND/OR BROADCASTING OF T.V.	33,000,000	30.00	137,000	49,281
2	BROADCASTING MEDIA PARTNERS, INC.	PROMOTION AND DEVELOPMENT OF COMPANIES	526,074	5.00	15,518,514	1,613,892
3	CENTROS DE CONOCIMIENTO TECNOLOGICO, S.A. DE C.V.	EDUCATION	5,317,900	15.07	55,000	20,633
4	COMUNICABLE, S.A. DE C.V.	CABLE TV TRANSMITION	1	50.00	16,918	20,437
5	COMUNICABLE DE VALLE HERMOSO, S.A. DE C.V.	CABLE TV TRANSMITION	1	50.00	4,019	3,522
6	CORPORATIVO TD SPORTS, S.A. DE C.V.	COMMERCIALIZATION OF TELEVISION PROGRAMMING	47,839	49.00	47,839	23,599
7	DIBUJOS ANIMADOS MEXICANOS DIAMEX, S.A. DE C.V.	PRODUCTION OF ANIMATED CARTOONS	1,735,560	49.00	4,384	825
8	EDITORIAL CLIO, LIBROS Y VIDEOS, S.A. DE C.V.	PUBLISHING AND PRINTING OF BOOKS AND MAGAZINES	3,227,050	30.00	32,270	9,045
9	ENDEMOL LATINO, N.A., LLC	COMMERCIALIZATION OF TELEVISION PROGRAMMING	1	49.00	6,335	6,055
10	ENDEMOL MEXICO, S.A. DE C.V.	COMMERCIALIZATION OF TELEVISION PROGRAMMING	25,000	50.00	25	1,046
11	GESTORA DE INVERSIONES AUDIOVISUALES LA SEXTA, S.A.	COMMERCIALIZATION OF TELEVISION PROGRAMMING	11,243,896	40.52	3,854,629	722,752
12	GRUPO TELECOMUNICACIONES DE ALTA CAPACIDAD, S.A.P.I. DE C.V.	TELECOM	54,666,667	33.33	427,000	34,645
13	OCESA ENTRETENIMIENTO, S.A. DE C.V.	LIVE ENTERTAINMENT IN MEXICO	14,100,000	40.00	1,062,811	819,913
14	TELEVISORA DEL YAQUI, S.A. DE C.V.	OPERATION AND/OR BROADCASTING OF T.V.	4,124,986	15.00	412	6,680
15	T&V S.A.S.	COMMERCIALIZATION OF TELEVISION PROGRAMMING	1,849	49.97	305	312
	TOTAL INVESTMENT IN ASSOCIATES				21,167,461	3,332,637
	OTHER PERMANENT INVESTMENTS					18,504,816
	TOTAL				21,167,461	21,837,453

OBSERVATIONS:
THE INDICATED PERCENTAGE REPRESENTS THE DIRECT SHARE OF GRUPO TELEVISA S.A.B. IN EACH COMPANY.

OTHER PERMANENT INVESTMENTS INCLUDES FINANCIAL INSTRUMENTS FOR AN AGGREGATE AMOUNT OF PS.18,501,346.

CREDITS BREAKDOWN
(Thousands of Mexican Pesos)

CONSOLIDATED
AUDITED INFORMATION	Final Printing
					AMORTIZATION OF CREDITS DENOMINATED IN PESOS (Thousands of $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (Thousands of $)
CREDIT TYPE/INSTITUTION	WITH FOREIGN	DATE OF	AMORTIZATION	INTEREST	TIME INTERVAL						TIME INTERVAL
	INSTITUTION	CONTRACT	DATE	RATE	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
BANKS
FOREIGN TRADE
SECURED
COMMERCIAL BANKS
BANAMEX, S.A.	NA	4/20/2006	4/20/2016	8.74%						2,100,000
INBURSA, S.A.	NA	10/22/2004	4/23/2012	10.35%			1,000,000
SANTANDER SERFIN	NA	4/21/2006	4/21/2016	TIIE+.24						1,400,000
BANCO MERCANTIL DEL NORTE, S.A.	NA	1/16/2005	10/14/2010	7.10%		50,000
BANCO MERCANTIL DEL NORTE, S.A.	NA	8/16/2005	10/14/2010	7.10%		300,000
JP MORGAN CHASE BANK, NA.	SI	12/21/2007	12/21/2012	3MLIBOR+525									2,780,460
AF BANREGIO, S.A. DE C.V.	NA	8/23/2010	11/19/2010	7.84%		20,000
BANAMEX, S.A.	NA	12/27/2010	3/25/2011	7.08%		60,000

OTHER
TOTAL BANKS					-	430,000	1,000,000	-	-	3,500,000	-	-	2,780,460	-	-	-
STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED
SECURED
PRIVATE PLACEMENTS
UNSECURED
HOLDERS	NA	5/9/2007	5/11/2037	8.93						4,500,000
HOLDERS	NA	10/14/2010	10/1/2020	7.38						10,000,000
HOLDERS	YES	9/14/2001	9/13/2011	8.41								889,142
HOLDERS	YES	3/11/2002	3/11/2032	8.94												3,707,280
HOLDERS	YES	3/18/2005	3/18/2025	6.97												7,414,560
HOLDERS	YES	5/6/2008	5/15/2018	6.31												6,178,800
HOLDERS	YES	11/23/2009	1/15/2040	6.97												7,414,560
SECURED
TOTAL STOCK MARKET					0	0	0	0	0	14,500,000	0	889,142	0	0	0	24,715,200
SUPPLIERS
VARIOUS	NA	12/31/2010	12/31/2011		0	2,798,498	0	0	0	0
VARIOUS	YES	12/31/2010	12/31/2011								0	4,673,755	0	0	0	0
TOTAL SUPPLIERS					0	2,798,498	0	0	0	0	0	4,673,755	0	0	0	0

OTHER LOANS WITH COST
(S103 AND S30)

VARIOUS	NA	6/1/2009	8/1/2013	VARIOUS		200,628	38,935	15,998	0	0
VARIOUS	YES	5/1/2007	11/15/2022	VARIOUS								229,509	214,227	16,534	17,381	46,599
TOTAL OTHER LOANS WITH COST					0	200,628	38,935	15,998	-	0	0	229,509	214,227	16,534	17,381	46,599

OTHER CURRENT LIABILITIES WITHOUT
COST (S26)
VARIOUS	NA				0	3,211,813
VARIOUS	YES										0	843,959
TOTAL CURRENT LIABILITIES WITHOUT COST					0	3,211,813	-	-	-	-	-	843,959	-	-	-	-

TOTAL					-	6,640,939	1,038,935	15,998	-	18,000,000	-	6,636,365	2,994,687	16,534	17,381	24,761,799

NOTES
THE EXCHANGE RATES FOR THE CREDITS DENOMINATED  IN FOREIGN CURRENCY WERE AS FOLLOWS:

$12.3576	PESOS PER U.S. DOLLAR
0.0264	PESOS PER CHILEAN PESO

IT DOESN'T INCLUDE LIABILITIES OF TAXES PAYABLE IN FOREIGN CURRENCY AND MEXICAN PESOS (REF S25 TAXES PAYABLE) OF PS.391,464 AND PS.1,052,423, RESPECTIVELY, FOR EFFECTS OF VALIDATION OF THE SYSTEM.

MONETARY FOREIGN CURRENCY POSITION
(Thousands of Mexican Pesos)

CONSOLIDATED
AUDITED INFORMATION	Final Printing
	DOLLARS (1)		OTHER CURRENCIES (1)		TOTAL
TRADE BALANCE	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS

MONETARY ASSETS	2,705,002	33,427,333	198,286	2,450,339	35,877,672

LIABILITIES POSITION	2,934,741	36,266,355	80,141	990,351	37,256,706

SHORT-TERM LIABILITIES POSITION	493,824	6,102,479	74,881	925,350	7,027,829

LONG-TERM LIABILITIES POSITION	2,440,917	30,163,876	5,260	65,001	30,228,877

NET BALANCE	(229,739)	(2,839,022)	118,145	1,459,988	(1,379,034)

NOTES

THE MONETARY ASSETS INCLUDE U.S.$236,504 THOUSAND OF LONG-TERM AVAILABLE-FOR-SALE INVESTMENTS, OF WHICH FOREIGN EXCHANGE GAIN OR LOSS RELATED TO THE CHANGES IN FAIR VALUE OF THESE FINANCIAL INSTRUMENTS IS ACCOUNTED FOR AS OTHER COMPREHENSIVE INCOME .  THE LONG-TERM LIABILITIES INCLUDE A U.S.$225,000 THOUSAND BANK LOAN, WHICH FOREIGN EXCHANGE GAIN OR LOSS IS ACCOUNTED FOR AS OTHER COMPREHENSIVE INCOME.

(1)   THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS :

PS.	12.3576	PESOS PER U.S. DOLLAR
	16.4838	PESOS PER EURO
	12.4164	PESOS PER CANADIAN DOLLAR
	3.1080	PESOS PER ARGENTINEAN PESO
	0.6147	PESOS PER URUGUAYAN PESO
	0.0264	PESOS PER CHILEAN PESO
	0.0064	PESOS PER COLOMBIAN PESO
	4.3992	PESOS PER PERUVIAN NUEVO SOL
	13.2113	PESOS PER SWISS FRANC
	2.8738	PESOS PER STRONG BOLIVAR
	7.4475	PESOS PER BRAZILIAN REAL
	19.2426	PESOS PER STERLING LIBRA
	1.8749	PESOS PER CHINESE YUAN

THE FOREIGN CURRENCY OF LONG-TERM LIABILITIES FOR PS.30,228,877 IS REPORTED AS FOLLOWS:

REF. S27	LONG-TERM LIABILITIES	PS.	27,790,401
REF. S69	OTHER LONG-TERM LIABILITIES	PS.	2,438,476

DEBT INSTRUMENTS

CONSOLIDATED
AUDITED INFORMATION	Final Printing

FINANCIAL RESTRICTIONS OF LONG - TERM DEBT SECURITIES

THE AGREEMENTS OF THE U.S.$300 MILLION (OF WHICH APPROXIMATELY U.S.$71.9 MILLION ARE OUTSTANDING AS OF DECEMBER 31, 2010), U.S.$500 MILLION, U.S.$600 MILLION, U.S.$300 MILLION, PS. 4,500 MILLION, AND U.S.$600 MILLION SENIOR NOTES ISSUED BY GRUPO TELEVISA, S.A.B. WITH MATURITY IN 2011, 2018, 2025, 2032, 2037 AND 2040, RESPECTIVELY, CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PAY TELEVISION NETWORKS AND PROGRAMMING EXPORTS, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

THE AGREEMENT OF NOTES ("CERTIFICADOS BURSÁTILES") DUE 2020 IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.10,000 MILLION, CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PAY TELEVISION NETWORKS AND PROGRAMMING EXPORTS, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

COMPLIANCE OF FINANCIAL RESTRICTIONS

AT DECEMBER 31, 2010, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED
AUDITED INFORMATION	Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT	UTILIZATION
		CAPACITY	(%)
TELEVISION:		0	0
CORPORATIVO SANTA FE	HEADQUARTERS	0	0
TELEVISA SAN ANGEL	PRODUCTION AND BROADCASTING PROGRAMMING.	0	0
TELEVISA CHAPULTEPEC	PRODUCTION AND BROADCASTING PROGRAMMING.	0	0
REAL ESTATE	LAND AND UNOCCUPIED BUILDINGS,	0	0
	PARKING LOTS, ADMINISTRATIVE	0	0
	OFFICES, RADIO ANTENNAS,	0	0
	TELEVISION STATIONS FACILITIES.	0	0
TRANSMISSION STATIONS	BROADCASTER STATIONS.	0	0
PUBLISHING:		0	0
EDITORIALS	ADMINISTRATION, SALES, PRODUCTION,	0	0
	STORAGE AND DISTRIBUTION OF	0	0
	MAGAZINES AND NEWSPAPERS.	0	0
RADIO:		0	0
SISTEMA RADIOPOLIS, S.A. DE C.V.	BROADCASTER STATIONS.	0	0
CABLE TELEVISION:		0	0
CABLEVISION, S.A. DE C.V.	CABLE TELEVISION, SIGNAL CONDUCTION	0	0
	AND TRANSMISSION EQUIPMENT.	0	0
OTHER BUSINESSES:		0	0
IMPULSORA DEL DEPORTIVO -	SOCCER, SOCCER TEAMS, TRAINING	0	0
NECAXA, S.A. DE C.V. AND CLUB	FACILITIES, ADMINISTRATIVE OFFICES AND	0	0
DE FUTBOL AMERICA, S.A. DE C.V.	THE AZTECA STADIUM.	0	0

NOTES

MAIN RAW MATERIALS

CONSOLIDATED
AUDITED INFORMATION	Final Printing
MAIN RAW	MAIN SUPPLIERS	ORIGIN	DOM. SUBST.	COST PRODUCTION (%)

PROGRAMS AND FILMS	CHURUBUSCO,
S.A. DE
	C.V.	DOMESTIC
CINEMATO
GRAFICA,
RODRIGUEZ,
S.A. DE
	C.V.	DOMESTIC
CIMA
FILMS, S.A.
	DE C.V.	DOMESTIC
CINEMATO-
GRAFICA
CALDERON,
	S.A.	DOMESTIC
CINEMATOGRAFICA
FILMEX,
S.A. DE
	C.V.	DOMESTIC
DIRSOL
S.A. DE
	C.V.	DOMESTIC
DISTRIBUI-
DORA
ROMARI,
S.A. DE
	C.V.	DOMESTIC
ESTUDIO
MEXICO
FILMS,
	S.A. DE C.V.	DOMESTIC
FILMADORA
MEXICANA,
	S.A.	DOMESTIC
GUSSI, S.A.
	DE C.V.	DOMESTIC
PAEZ
CREATIVOS,
	S.A. DE C.V.	DOMESTIC
PELICULAS
Y VIDEOS
INTERNACIO
NALES, S.A.
	DE C.V.	DOMESTIC
PRODUCCIONES
MATOUK,
S.A.
	C.V.	DOMESTIC
OTHER
ALFRED
HABER
DISTRIBUTION,
	INC.	FOREIGN	NO
ALLIANCE ATLAN-
TIS INTERNATIONAL
	DISTRIBUTION	FOREIGN	NO
BUENAVISTA
INTERNATIONAL,
	INC.	FOREIGN	NO
CBS
STUDIOS,
	INC.	FOREIGN	NO
DW
(NETHERLANDS)
	BV	FOREIGN	NO
GUINNESS
WORLD
RECORDS
	LIMITED	FOREIGN	NO
INDEPENDENT
INTERNATIONAL
	TELEVISION, INC.	FOREIGN	NO
METRO GOLDWYN
MAYER INTERNATI
	ONAL	FOREIGN	NO
MTV NETWORKS
A DIVISION OF
	VIACOM, INT.	FOREIGN	NO
PARAMOUNT
PICTURES
	GLOBAL	FOREIGN	NO
RCN
	TELEVISION, INC.	FOREIGN	NO
SONY PICTURES
TELEVISION
	INTERNATIONAL	FOREIGN	NO
TELEMUNDO
TELEVISION
	STUDIOS, LLC.	FOREIGN	NO
TOEI
ANIMATION
	CO, LTD.	FOREIGN	NO
TWENTIETH
CENTURY
FOX
	INTERNATIONAL	FOREIGN	NO
UNIVERSAL
STUDIOS INTER-
	NATIONAL, LLC.	FOREIGN	NO
WARNER BROS.
INTERNATIONAL
	TELEVISION	FOREIGN	NO
OTHER
COAXIAL CABLE RG
MAYA 60	NACIONAL DE
CONDUCTORES,
	S.A. DE C.V.	DOMESTIC
HILTI BOLT	HILTI MEXICANA,
	S.A. DE C.V.	FOREIGN	NO
TWO OUTLET DEVICE AC 200	TVC CORPORATION	FOREIGN	YES
COUCHE PAPER	PAPELERA
LOZANO,
	S.A.	DOMESTIC
PAPELES
	PLANOS	DOMESTIC
POCHTECA
	PAPEL, S.A	DOMESTIC
ABASTECE
DORA LUMEN,
	S.A.	DOMESTIC
CELUPAL
	INTERNACIONAL	DOMESTIC
PAPEL,
	S.A.	DOMESTIC
PAPELERA
PROGRESO,
	S.A.	DOMESTIC
	STORAM ENSON	FOREIGN	NO
	BULKLEY DUNTON	FOREIGN	NO
	ALBACROME	FOREIGN	YES
CENTRAL
NATIONAL
	GOTTESMAN	FOREIGN	NO
ABITIBI
	BOWATER, INC.	FOREIGN	YES
PAPER AND IMPRESSION	SERVICIOS
PROFESIONALES
DE
	IMPRESION	DOMESTIC
METROCOLOR,
	S.A.	DOMESTIC
REPRODU-
CCIONES
FOTOME-
CANICAS,
	S.A.	DOMESTIC
PRODUCTORA CO-
MERCIALIZADORA Y
EDITORES DE LI-
	BROS , S.A. DE C.V.	DOMESTIC
LITOGRAFICA
MAGNO
GRAF,
	S.A.	DOMESTIC
WORLD
COLOR
	MEXICO, S.A.	DOMESTIC
OFFSET
MULTICOLOR,
	S.A. DE C.V.	DOMESTIC
IMPRESORA
Y EDITORA
INFAGON,
	S.A.	DOMESTIC
PRO-OFFSET EDI-
	TORIAL, LTDA.	FOREIGN	YES
EDITORA
	GEMINIS, S.A.	FOREIGN	YES
	EDITORES, S.A.	FOREIGN	YES
EDITORIAL
LA PATRIA,
	S.A.	FOREIGN	YES
PRINTER COLOM-
	BIANA, S.A.	FOREIGN	YES
	RR DONNELLEY	FOREIGN	NO
GRUPO
OP
GRAFICAS,
	S.A.	FOREIGN	YES
AGSTROM
	GRAPHICS	FOREIGN	YES
QUEBECOR
WORLD
BOGOTA,
	S.A.	FOREIGN	YES
	ALBACROME, INC.	FOREIGN	YES
	MAHINA, LTDA.	FOREIGN	YES

NOTES

SALES DISTRIBUTION BY PRODUCT

SALES

CONSOLIDATED
AUDITED INFORMATION	Final Printing
	NET SALES		MARKET	MAIN
MAIN PRODUCTS	VOLUME	AMOUNT	SHARE	TRADEMARKS	CUSTOMERS
	(THOUSANDS)		(%)
DOMESTIC SALES
INTERSEGMENT ELIMINATIONS		(1,204,244)

TELEVISION BROADCASTING:
ADVERTISED TIME SOLD (HALF HOURS)	6	21,993,087			TELEFONOS DE MEXICO, S.A.B. DE C.V.
					KIMBERLY CLARK DE MEXICO, S. DE R. L. DE C.V.
					BIMBO, S.A. DE C.V.
					THE COCA-COLA EXPORT CORPORATION SUCURSAL EN MEXICO
					UNILEVER DE MEXICO, S. DE R.L. DE C.V.
					SERVICIOS INTEGRADOS DE ADMINISTRACION Y ALTA GERENCIA, S.A.
					MARCAS NESTLE, S.A DE C.V.
					MARKETING MODELO, S.A DE C.V.
					GENOMMA LAB INTERNACIONAL, S.A. DE C.V.
OTHER INCOME		167,246			VARIOUS
PAY TELEVISION NETWORKS:
SALE OF SIGNALS		1,897,258			T.V. CABLE DE PROVINCIA, S.A. DE C.V.
					CABLEVISION DE SALTILLO, S.A. DE C.V.
					MEGA CABLE, S.A. DE C.V.
					CABLEVISION RED, S.A.
					TELECABLE DEL ESTADO DE MEXICO, S.A. DE C.V.
					TVI NACIONAL, S.A. DE C.V.
					TELEVICABLE DEL CENTRO, S.A. DE C.V.
ADVERTISED TIME SOLD		639,980			EL PALACIO DE HIERRO, S.A DE C.V.
					TOYOTA MOTORS SALE DE MEXICO, S. DE R.L. DE C.V.
					L.G. ELECTRONICS MEXICO, S.A DE C.V.
					SUAVE Y FACIL, S.A. DE C.V.
					HERSHEY MEXICO, S. DE R.L. DE C.V.
					COMBE DE MEXICO, S. DE R.L. DE C.V.
					MARCAS NESTLE, S.A. DE C.V.
					ELI LILLY Y COMPAÑÍA DE MEXICO, S.A. DE C.V.
					KELLOGG COMPANY MEXICO, S. DE R.L. DE C.V.
PUBLISHING:
MAGAZINE CIRCULATION	38,649	579,091		TV Y NOVELAS MAGAZINE,	GENERAL PUBLIC (AUDIENCE)
				MEN´S HEALTH MAGAZINE,	DEALERS
				VANIDADES MAGAZINE	COMMERCIAL CENTERS (MALLS)
				COSMOPOLITAN MAGAZINE
				NATIONAL GEOGRAPHIC MAGAZINE
				AUTOMOVIL PANAMERICANO MAGAZINE
				TU MAGAZINE
				SOY AGUILA MAGAZINE
				MUY INTERESANTE MAGAZINE
				DISNEY PRINCESAS
				SKY VIEW MAGAZINE
				DIBUJIN DIBUJADO NIÑAS MAGAZINE
				COCINA FÁCIL MAGAZINE
PUBLISHING		746,578			FRABEL, S.A. DE C.V.
					KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
					DILTEX, S.A. DE C.V.
					WATA GROUP, S.A. DE C.V.
					FORD MOTOR COMPANY, S.A. DE C.V.
					FABRICAS DE CALZADO ANDREA, S.A. DE C.V.
					MARY KAY COSMETICS DE MEXICO, S.A. DE C.V.
					ACTIVE INTERNATIONAL MEXICO, S.A. DE C.V.
					TELEFONOS DE MEXICO, S.A.B. DE C.V.
					COMPAÑIA PROCTER & GAMBLE DE MEXICO, S. DE R.L. DE C.V.
OTHER INCOME		44,552			VARIOUS
SKY :
DTH BROADCAST SATELLITE		9,958,951		SKY	SUBSCRIBERS
PAY PER VIEW		231,403
CHANNEL COMMERCIALIZATION		189,298			KELLOGG COMPANY MEXICO, S. DE R.L. DE C.V.
					HERSHEY MEXICO, S. DE R.L. DE C.V.
					L.G. ELECTRONICS MEXICO, S.A. DE C.V.
					SIGMA ALIMENTOS COMERCIAL, S.A. DE C.V.
CABLE AND TELECOM:
DIGITAL SERVICE		5,783,356		CABLEVISION, CABLEMAS Y TVI	SUBSCRIBERS
INTERNET SERVICES		1,973,253
SERVICE INSTALLATION		45,866
PAY PER VIEW		88,637			HERSHEY MEXICO, S. DE R.L. DE C.V.
CHANNEL COMMERCIALIZATION		288,994			KELLOGG COMPANY MEXICO, S. DE R.L. DE C.V.
TELEPHONY		1,506,342			L.G. ELECTRONICS MEXICO, S.A. DE C.V.
TELECOMMUNICATIONS		1,709,947			TELEFONOS DE MEXICO, S.A.B. DE C.V.
OTHER		133,614
OTHER BUSINESSES:
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		145,178			OPERADORA COMERCIAL DE DESARROLLO, S.A. DE C.V.
					MULTIMUSIC, S.A. DE C.V.
					OPERADORA DE CINEMAS, S.A. DE C.V.
					ESTUDIO MEXICO FILMS, S.A. DE C.V.
					QUALITY FILMS, S. DE R.L. DE C.V.
					GENERAL PUBLIC (AUDIENCE)
SPECIAL EVENTS AND SHOW PROMOTION		721,293		CLUB DE FUTBOL AMERICA	GENERAL PUBLIC (AUDIENCE)
				ESTADIO AZTECA	FEDERACION MEXICANA DE FUTBOL ASOCIACION, A.C.
INTERNET SERVICES		292,155		ESMAS.COM	RADIOMOVIL DIPSA, S.A. DE C.V.
					PEGASO PCS, S.A. DE C.V.
					UNILEVER DE MEXICO, S. DE R.L. DE C.V.
					IUSACELL, S.A. DE C.V.
					THE COCA-COLA EXPORT CORPORATION SUCURSAL EN MEXICO
GAMING		1,638,987		PLAY CITY	GENERAL PUBLIC (AUDIENCE)
				MULTIJUEGOS
ADVERTISED TIME SOLD IN RADIO		490,322			PEGASO, PCS, S.A. DE C.V.
					MARKETING MODELO, S.A. DE C.V.
					PROPIMEX, S.A. DE C.V.
					TIENDAS COMERCIAL MEXICANA, S.A. DE C.V.
					BIMBO, S.A. DE C.V.
					GENERAL MOTORS DE MEXICO, S. DE R.L. DE C.V.
					CORPORACION NORTEAMERICANA, S.A. DE C.V.
PUBLISHING DISTRIBUTION:	8,617	142,341		HOLA MEXICO MAGAZINE	VARIOUS
				EL SOLITARIO MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				WWE LUCHA LIBRE AMERICANA MAGAZINE	DEALERS
				MAESTRA PREESCOLAR MAGAZINE	COMMERCIAL CENTERS (MALLS)
				MINIREVISTA MINA
				TV NOTAS MAGAZINE
FOREIGN SALES
INTERSEGMENT ELIMINATIONS		(14,368)

TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		289,151			INITIATIVE MEDIA, INC.
					HORIZON MEDIA
					GROUP MOTION
					ZENITHGPE
OTHER INCOME		300,598			VARIOUS
PAY TELEVISION NETWORKS:
SALES OF SIGNALS		533,687			DIRECTV LATIN AMERICA
					GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
					DIRECTV CHILE TELEVISION
					DIRECTV ARGENTINA TELEVISION
					ECHOESTAR SATELLITE CORPORATION
ADVERTISING TIME SOLD		75,247			MERCURY MEDIA
					BJ GLOBAL DIRECT. INC.
					SPHERE MARKETING
					CAPITAL MEDIA GROUP, INC.
PROGRAMMING EXPORT:
PROGRAMMING AND ROYALTIES		3,074,766		TELEVISA	CIA PERUANA DE RADIODIFUSIÓN
				TELEVISA	TELEARTE, S.A.
				TELEVISA	RCN TELEVISION, S.A.
PUBLISHING:
MAGAZINE CIRCULATION	48,738	912,732		T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				GENTE MAGAZINE	DEALERS
				PAPARAZZI MAGAZINE	COMMERCIAL CENTERS (MALLS)
				VANIDADES MAGAZINE
				COSMOPOLITAN MAGAZINE
				TU MAGAZINE
				BILINKEN MAGAZINE
				PARA TI MAGAZINE
				CONDORITO MAGAZINE
PUBLISHING		946,635			PROCTER & GAMBLE
					L´OREAL
					UNILEVER ANDINA COLOMBIA LTDA
					P & G PRESTIGE
SKY:
DTH BROADCAST SATELLITE		868,508		SKY	SUBSCRIBERS
CABLE AND TELECOM:
TELECOMMUNICATIONS		284,187			SUBSCRIBERS

OTHER BUSINESSES:
SPECIAL EVENTS AND SHOW PROMOTION		76,980		CLUB DE FUTBOL AMERICA
PUBLISHING DISTRIBUTION:	15,509	296,457		SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				MAGALY TV MAGAZINE	DEALERS
				HOLA MAGAZINE	COMMERCIAL CENTERS (MALLS)
				EL FEDERAL MAGAZINE
				EL MUEBLE MAGAZINE
				PUNTO Y MODA MAGAZINE
				ABC
				MIS PRIMEROS PASOS MAGAZINE
				EL CUERPO HUMANO MAGAZINE
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		8,763			WARNER BROS ENTERTAINMENT, INC.
TOTAL		57,856,828

SALES DISTRIBUTION BY PRODUCT
FOREIGN SALES

CONSOLIDATED
AUDITED INFORMATION	Final Printing
	NET SALES			MAIN
MAIN PRODUCTS	VOLUME	AMOUNT	DESTINATION	TRADEMARKS	CUSTOMERS
	(THOUSANDS)
FOREIGN SALES
TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		99,493	UNITED STATES OF AMERICA		INITIATIVE MEDIA, INC.
					HORIZON MEDIA
					GROUP MOTION
OTHER INCOME		295,461	UNITED STATES OF AMERICA		VARIOUS
PAY TELEVISION NETWORKS:
SALES OF SIGNALS		393,920	SPAIN		DIRECTV LATIN AMERICA
			ARGENTINA		GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
			CHILE		DIRECTV CHILE TELEVISION
			GUATEMALA		DIRECTV ARGENTINA
			COLOMBIA		ECHOSTAR SATELLITE CORPORATION
			UNITED STATES OF AMERICA
PROGRAMMING EXPORT:
PROGRAMMING AND ROYALTIES		3,074,766	UNITED STATES OF AMERICA	TELEVISA	CIA PERUANA DE RADIODIFUSIÓN
			CENTRAL AMERICA	TELEVISA	TELEARTE, S.A.
			CARIBBEAN	TELEVISA	RCN TELEVISION, S.A.
			EUROPE	TELEVISA
			SOUTH AMERICA	TELEVISA
			AFRICA	TELEVISA
			ASIA	TELEVISA
OTHER BUSINESSES:
SPECIAL EVENTS AND SHOW PROMOTION		76,980	UNITED STATES OF AMERICA	CLUB DE FUTBOL AMERICA
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		8,763	UNITED STATES OF AMERICA		WARNER BROS ENTERTAINMENT, INC.

INTERSEGMENT ELIMINATIONS		(6,639)
SUBSIDIARIES ABROAD
TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		189,658	UNITED STATES OF AMERICA		INITIATIVE MEDIA, INC.
					HORIZON MEDIA
					GROUP MOTION
OTHER		5,137	UNITED STATES OF AMERICA
PAY TELEVISION NETWORKS:
SALES OF SIGNALS		139,767	SPAIN		DIRECTV LATIN AMERICA
			ARGENTINA		GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
			CHILE		DIRECTV CHILE TELEVISION
			GUATEMALA		DIRECTV ARGENTINA
			COLOMBIA		ECHOSTAR SATELLITE CORPORATION
			UNITED STATES OF AMERICA
ADVERTISING TIME SOLD		75,247			MERCURY MEDIA
					BJ GLOBAL DIRECT, INC.
					SPHERE MARKETING
					CAPITAL MEDIA GROUP, INC.
PUBLISHING:
MAGAZINE CIRCULATION	48,738	912,732	GUATEMALA AND COSTA RICA	T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
			UNITED STATES OF AMERICA	GENTE MAGAZINE	DEALERS
			PANAMA	PAPARAZZI MAGAZINE	COMMERCIAL CENTERS (MALLS)
			SOUTH AMERICA	VANIDADES MAGAZINE
			CENTRAL AMERICA	COSMOPOLITAN MAGAZINE
				TU MAGAZINE
				BILINKEN MAGAZINE
				PARA TI MAGAZINE
				CONDORITO MAGAZINE
PUBLISHING		946,635			PROCTER & GAMBLE
					L´OREAL
					UNILEVER ANDINA COLOMBIA LTDA
					P & G PRESTIGE
SKY:
DTH BROADCAST SATELLITE		868,508	CENTRAL AMERICA	SKY	SUBSCRIBERS
CABLE AND TELECOM:
TELECOMMUNICATIONS		284,187	UNITED STATES OF AMERICA		SUBSCRIBERS

OTHER BUSINESSES:
PUBLISHING DISTRIBUTION	15,509	296,457	PANAMA	SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
			SOUTH AMERICA	MAGALY TV MAGAZINE	DEALERS
				HOLA MAGAZINE	COMMERCIAL CENTERS (MALLS)
				EL MUEBLE MAGAZINE
				PUNTO Y MODA MAGAZINE
				ABC
				MIS PRIMEROS PASOS MAGAZINE
				EL CUERPO HUMANO MAGAZINE
INTERSEGMENT ELIMINATIONS		(7,729)
TOTAL	64,247	7,653,343

PROJECTS INFORMATION
(PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE)

CONSOLIDATED
AUDITED INFORMATION	Final Printing

MAJOR INVESTMENT PROJECTS OF GRUPO TELEVISA, S.A.B. AND ITS SUBSIDIARIES AT SEPTEMBER 30, 2010 INCLUDE THE FOLLOWING (MILLIONS OF U.S. DOLLARS AND MEXICAN PESOS):

DESCRIPTION	AUTHORIZED AMOUNT		EXERCISED AMOUNT		PROGRESS %

U.S. DOLLAR-DENOMINATED PROJECTS:

EQUIPMENT OF THE CABLE TELEVISION
NETWORK	U.S.$	426.5	U.S.$	313.1	73%

INFORMATION TECHNOLOGY PROJECTS		24.1		10.5	44%

MEXICAN PESO-DENOMINATED PROJECTS:

GAMING BUSINESS PROJECTS	PS.	76.4	PS.	26.6	35%

FOREIGN CURRENCY TRANSLATION
(INFORMATION RELATED TO BULLETIN B-15)

CONSOLIDATED
AUDITED INFORMATION	Final Printing

MONETARY ASSETS AND LIABILITIES OF MEXICAN COMPANIES DENOMINATED IN FOREIGN CURRENCIES ARE TRANSLATED AT THE PREVAILING EXCHANGE RATE AT THE BALANCE SHEET DATE. RESULTING EXCHANGE RATE DIFFERENCES ARE RECOGNIZED IN INCOME FOR THE YEAR, WITHIN INTEGRAL COST OF FINANCING.

ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF NON-MEXICAN SUBSIDIARIES AND AFFILIATES ARE FIRST CONVERTED TO MEXICAN FRS AND THEN TRANSLATED TO MEXICAN PESOS. ASSETS AND LIABILITIES OF NON-MEXICAN SUBSIDIARIES AND AFFILIATES OPERATING IN A LOCAL CURRENCY ENVIRONMENT ARE TRANSLATED INTO MEXICAN PESOS AT YEAR-END EXCHANGE RATES, AND RESULTS OF OPERATIONS AND CASH FLOWS ARE TRANSLATED AT AVERAGE EXCHANGE RATES PREVAILING DURING THE YEAR. RESULTING TRANSLATION ADJUSTMENTS ARE ACCUMULATED AS A SEPARATE COMPONENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME OR LOSS IN CONSOLIDATED STOCKHOLDERS´ EQUITY. ASSETS AND LIABILITIES OF NON-MEXICAN SUBSIDIARIES THAT USE THE MEXICAN PESO AS A FUNCTIONAL CURRENCY ARE TRANSLATED INTO MEXICAN PESOS BY UTILIZING THE EXCHANGE RATE OF THE BALANCE SHEET DATE FOR MONETARY ASSETS AND LIABILITIES, AND HISTORICAL EXCHANGE RATES FOR NONMONETARY ITEMS, WITH THE RELATED ADJUSTMENT INCLUDED IN THE CONSOLIDATED STATEMENT OF INCOME AS INTEGRAL RESULT OF FINANCING.

ANALYSIS OF PAID CAPITAL STOCK
CONSOLIDATED
AUDITED INFORMATION	Final Printing
							CAPITAL STOCK
			NUMBER OF SHARES				(Thousands of Mexican Pesos)
	NOMINAL	VALID	FIXED	VARIABLE		FREE
SERIES	VALUE	COUPON	PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
A	0.00000	0	111,058,270,615	0	111,058,270,615	0	819,434	0
B	0.00000	0	51,165,517,589	0	51,165,517,589	0	382,758	0
D	0.00000	0	81,399,628,851	0	81,399,628,851	0	583,300	0
L	0.00000	0	81,399,628,851	0	0	81,399,628,851	583,300	0
TOTAL			325,023,045,906	0	243,623,417,055	81,399,628,851	2,368,792	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID CAPITAL STOCK ON THE DATE OF THE INFORMATION:	325,023,045,906

NOTES:

THE TABLE ABOVE REFLECTS OUTSTANDING SHARES PLUS THE SHARES REPURCHASED REPRESENT THE TOTAL NUMBER OF SHARES ISSUED. SEE NOTE 5 TO CONSOLIDATED FINANCIAL STATEMENTS.

EFFECTIVE MARCH 22, 2006, CHANGE OF 20 TO 5 CPOS, REPRESENTING EACH GDS.

FINANCIAL STATEMENT NOTES(1)
CONSOLIDATED
AUDITED INFORMATION	Final Printing

S03:  CASH AND AVAILABLE INVESTMENTS
INCLUDES CASH AND CASH EQUIVALENTS FOR PS.19,900,520 AND PS.28,718,328 AS OF DECEMBER 31, 2010 AND 2009, RESPECTIVELY.

S07:  OTHER CURRENTS ASSETS
INCLUDES TEMPORARY INVESTMENTS FOR PS.10,446,840 AND PS.8,902,346 AS OF DECEMBER 31, 2010 AND 2009, RESPECTIVELY.

S31:  DEFERRED LIABILITIES
INCLUDES PS.18,587,871 AND PS.19,858,290 AS OF DECEMBER 31, 2010 AND 2009, RESPECTIVELY, OF A SHORT-TERM NATURE.

E44:   OTHER ITEMS
INCLUDES U.S.$1,125,000 (PS. 13,966,369) OF CONVERTIBLE DEBENTURES.

(1)   THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

EXHIBIT 1
TO THE ELECTRONIC FORM TITLED "PREPARATION, FILING, DELIVERY
AND DISCLOSURE OF QUARTERLY ECONOMIC, ACCOUNTING AND
ADMINISTRATIVE INFORMATION BY ISSUERS"

III. QUALITATIVE AND QUANTITATIVE INFORMATION

i.    Management's discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use  of said instruments solely for hedging or also for trading or other purposes. The  discussion must include a general description of the objectives sought in the execution  of financial derivative transactions; the relevant instruments; the hedging or trading  strategies implemented in connection therewith; the relevant trading markets; the  eligible counterparties; the policies for the appointment of calculation or valuation  agents; the principal terms and conditions of the relevant contracts; the policies as  to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging,  speculation), stating whether the transactions were previously approved by the  committee(s) responsible for the development of corporate and auditing practices;  the internal control procedures applicable to the management of the market and  liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be,  the observations raised or deficiencies identified by such third party. If applicable,  provide information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.

Management's discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes.

In accordance with the policies and procedures implemented by the Finance and Risk area and the Vice President and Corporate Controller, along with the Vice President of Internal Audit, the Company has entered into certain financial derivative transactions for hedging purposes in both the Mexican and international markets so as to manage its exposure to the market risks associated with the changes in interest and foreign exchange rates and inflation. In addition, the Company's Investments Committee has established guidelines for the investment in structured notes or deposits associated with other derivatives, which by their nature may be considered as derivative transactions for trading purposes. It should be noted that in the fourth quarter of 2010, no such financial derivatives were outstanding. Pursuant to the provisions of Bulletin C-10 of the Financial Reporting Standards issued by the Mexican Board for Research and Development of Financial Reporting Standards, certain financial derivative transactions originally intended to serve as a hedge and in effect until December 31st, 2010, are not within the scope of hedge accounting as specified in such Bulletin and, consequently, are recognized in the accounting based on the standards included in the aforementioned Bulletin.

General description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party.

The Company's principal objective when entering into financial derivative transactions is to mitigate the effects of unforeseen changes in interest and foreign exchange rates and inflation, so as to reduce the volatility in its results and cash flows as a result of such changes.

The Company monitors its exposure to the interest rate risk by: (i) assessing the difference between the interest rates applicable to its debt and temporary investments, and the prevailing market rates for similar instruments; (ii) reviewing its cash flow requirements and financial ratios (interest coverage); (iii) assessing the actual and budgeted-for trends in the principal markets; and (iv) assessing the prevailing industry practices and other similar companies. This approach enables the Company to determine the optimum mix between fixed- and variable-rate interest for its debt.

Foreign exchange risk is monitored by assessing the Company's monetary position in U.S. dollars and its budgeted cash flow requirements for investments anticipated to be denominated in U.S. dollars and the service of its U.S. dollar-denominated debt.

Financial derivative transactions are reported from time to time to the Audit and Corporate Practices Committee.

The Company has entered into master derivatives agreements with both domestic and foreign financial institutions that are internationally recognized institutions with which the Company, from time to time, has entered into financial transactions involving corporate and investment banking, as well as treasury services. The form agreement used in connection with financial derivatives transactions with foreign financial institutions is the Master Agreement published by the International Swaps and Derivatives Association, Inc. ("ISDA") and with local institutions is the Master Agreement published by ISDA and the form agreement recommended by Banco de Mexico. In both cases, the main terms and conditions are standard for these types of transactions and include mechanisms for the appointment of calculation or valuation agents.

In addition, the Company enters into standard guaranty agreements that set forth the margins, collateral and lines of credit applicable in each instance. These agreements establish the credit limits granted by the financial institutions with whom the Company enters into master financial derivative agreements, which specify the margin implications in the case of potential negative changes in the market value of its open financial derivative positions. Pursuant to the agreements entered into by the Company, financial institutions are entitled to make margin calls if certain thresholds are exceeded. In the event of a change in the credit rating issued to the Company by a recognized credit rating agency, the credit limit granted by each counterparty would be modified.

As of the date hereof, the Company has never experienced a margin call with respect to its financial derivative transactions.

In compliance with its risk management objectives and hedging strategies, the Company generally utilizes the following financial derivative transactions:

1.	Cross-currency interest rate swaps (i.e., coupon swaps);

2.	Interest rate and inflation-indexed swaps;

3.	Cross-currency principal and interest rate swaps;

4.	Swaptions;

5.	Forward exchange rate contracts;

6.	FX options;

7.	Interest Rate Caps and Floors contracts;

8.	Fixed-price contracts for the acquisition of government securities (i.e., Treasury locks); and

9.	Credit Default Swaps.

The strategies for the acquisition of financial derivative transactions are approved by the Risk Management Committee in accordance with the Policies and Objectives for the Use of Financial Derivatives.  During the quarter from October to December 2010, there were no defaults or margin calls under the aforementioned financial derivative transactions.

The Company monitors on a weekly basis the flows generated by, the fair market value of and the potential for margin calls under its open financial derivative transactions. The calculation or valuation agent designated in the relevant Master Agreement, which is always the counterparty, issues monthly reports as to the fair market value of the Company's open positions.

The Risk Management area is responsible for measuring, at least once a month, the Company's exposure to the financial market risks associated with its financings and investments, and for submitting a report with respect to the Company's risk position and the valuation of its financial derivatives to the Finance Committee on a monthly basis, and to the Risk Management Committee on a quarterly basis. The Company monitors the credit rating assigned to its counterparties in its outstanding financial derivative transactions on a regular basis .

The office of the Comptroller is responsible for the validation of the Company's accounting records as related to its financial derivative transactions, based upon the confirmations received from the relevant financial intermediaries, and for obtaining from such intermediaries, on a monthly basis, confirmations or account statements supporting the market valuation of its open financial derivative positions.

As a part of the yearly audit on the Company, the aforementioned procedures are reviewed by the Company's external auditors. As of the date hereof, the Company's auditors have not raised any observation or identified any deficiency therein.

Information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.

The Company has a Risk Management Committee, which is responsible for monitoring the Company's risk management activities and approving the hedging strategies used to mitigate the financial market risks to which the Company is exposed. The assessment and hedging of the financial market risks are subject to the policies and procedures applicable to the Company's Risk Management Committee, the Finance and Risk Management areas and the Comptroller, that form the Risk Management Manual of the Company. In general terms, the Risk Management Committee is comprised of members of the Corporate Management, Corporate Comptroller, Tax Control and Advice, Information to the Stock Exchange, Finance and Risk, Legal, Administration and Finance, Financial Planning and Corporate Finance areas.

ii.   General description of the valuation methods, indicating whether the instruments are valued at cost or at their fair value pursuant to the applicable  accounting principles, the relevant reference valuation methods and techniques,  and the events taken into consideration. Describe the policies for and frequency of the valuation, as well as the actions taken in light of the values obtained therefrom.  Clarify whether the valuation is performed by an independent third party, and  indicate if such third party is the structurer, seller or counterparty of the financial  instrument. As with respect to financial derivative transactions for hedging  purposes, explain the method used to determine the effectiveness thereof and  indicate the level of coverage provided thereby.

The Company values its financial derivative instruments based upon the standard models and calculators provided by recognized market makers. In addition, the Company uses the relevant market variables available from online sources. The financial derivative instruments are valued at a reasonable value pursuant to the applicable accounting provisions.

In the majority of cases, the valuation at a reasonable value is carried out on a monthly basis based on valuations of the counterparties and the verification of such reasonable value with internal valuations prepared by the Risk Management area of the Company. Accounting wise, the valuation of the counterparty is registered.

The Company performs its valuations without the participation of any independent third party.

The method used by the Company to determine the effectiveness of an instrument depends on the hedging strategy and on whether the relevant transaction is intended as a fair-value hedge or a cash-flow hedge. The Company's methods take into consideration the prospective cash flows generated by or the changes in the fair value of the financial derivative, and the cash flows generated by or the changes in the fair value of the underlying position that it seeks to hedge to determine, in each case, the hedging ratio.

iii.    Management's discussion of the internal and external sources of liquidity that could be used to satisfy the Company's requirements in connection with its  financial derivatives.

As of the date hereof, the Company's management has not discussed internal and external sources of liquidity so as to satisfy its requirements in connection with its financial derivatives since, based upon the aggregate amount of the Company's financial derivative transactions, management is of the opinion that the Company's significant positions of cash, cash equivalents and temporary investments, and the substantial cash flows generated by the Company, would enable the Company to respond adequately to any such requirements.

iv.    Explanation as to any change in the issuer's exposure to the principal risks  identified thereby and in their management, and any contingency or event known  to or anticipated by the issuer's management, which could affect any future report.  Description of any circumstance or event, such as any change in the value of the  underlying assets or reference variables, resulting in a financial derivative being  used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Issuer to  assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls.) Description of the impact of such  financial derivative transactions on the issuer's results or cash flows. Description  and number of financial derivatives maturing during the quarter, any closed  positions and, if applicable, number and amount of margin calls experienced during  the quarter. Disclosure as to any default under the relevant contracts.

Changes in the Company's exposure to the principal risks identified thereby and in their management, and contingencies or events known to or anticipated by the Company's management, which could affect any future report.

Since a significant portion of the Company's debt and costs are denominated in U.S. dollars, while its revenues are primarily denominated in Mexican pesos, depreciation in the value of the Mexican peso against the U.S. dollar in 2008 and any future depreciation could have a negative effect on the Company's results due to exchange rate losses. However, the significant amount of U.S. dollars in the Company's treasury, and the hedging strategies adopted by the Company in recent years, have enabled it to avoid significant foreign exchange losses.

Circumstances or events, such as changes in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Company to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls.) Description of the impact of such financial derivative transactions on the Company's results or cash flows.

As of the date hereof, no circumstance or event has given rise to a significant change in the structure of a financial derivative transaction, caused it to be used other than as originally intended, or resulted in a partial or total loss of the relevant hedge requiring that the Company assume new obligations, commitments or variations in its cash flow such that its liquidity is affected.

Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.

1.
During the relevant quarter, Cablemás, S.A. de C.V. ("Cablemás") called the Senior Notes due 2015, and as a consequence Cablemás early terminated a related "Cross-Currency Swap" with a notional amount of U.S.$175.0 million and a related "Interest Rate Swap". Under these swap agreements, Cablemás exchanged the payment of coupons and the notional amount in US dollars for fixed rate coupons in pesos and a notional amount in pesos.

2.
Likewise, a related "Swaption" expired unexercised. This agreement allowed the counterparty to Cablemás to float the coupon payments in the above mentioned "Cross Currency Swap" and "Interest Rate Swap" through 2015.

3.
Finally, in connection with the Cablemás variable rate loan denominated in U.S. dollars and due 2012 which was prepaid during the quarter, we early terminated the cross-currency swap agreement on a notional amount of U.S.$50.0 million. This agreement involved the exchange of variable rate coupon payments in U.S. dollars for fixed rate coupon payments in pesos, and the principal amount in U.S. dollars for a principal amount in pesos.

Likewise there were no defaults or margin calls under financial derivative transactions.

v.   Quantitative Information. Attached hereto as Table 1 is a summary of the financial derivative instruments purchased by Empresas Cablevisión, S.A.B. de C.V. and Cablemas, S.A. de C.V., whose aggregate fair value represents or could represent one of the reference percentages set forth in Section III (v) of the Official Communication.

IV. SENSITIVITY ANALYSIS

Considering that the Company has entered into financial derivative transactions for hedging purposes, and given the low amount of the financial derivative instruments that proved ineffective as a hedge, the Company has determined that such transactions are not material and, accordingly, the sensitivity analysis referred to in Section IV of the Official Communication is not applicable.

In those cases where the derivative instruments of the Company are for hedging purposes, for a material amount and where the effectiveness measures were sufficient, the measures are justified when the standard deviation of the changes in cash flow as a result of changes in the variables of exchange rate and interest rates of the derivative instruments used jointly with the underlying position is lower than the standard deviation of the changes in cash flow of the underlying position valued in pesos and the effective measures, are defined by the correlation coefficient between both positions for the effective measures to be sufficient.

TABLE 1
GRUPO TELEVISA, S.A.B.
Summary of the Financial Derivative Instruments as of
December 31, 2010
(In thousands of pesos/dollars)

Type of Derivative, Securities or Contract	Purpose (e.g., hedging, trading or other)	Notional Amount/Face Value	Value of the Underlying Asset / Reference Variable		Fair Value		Maturing per Year	Collateral/ Lines of Credit/ Securities Pledged
			Current Quarter	Previous Quarter(6)	Current Quarter D(H)(5)	Previous Quarter D(H)(6)
Cross Currency Swap(1)	Hedging	Ps.2,435,040 / $225,000	$225,000/ 3MLIBOR+42.5 BPS%	$225,000 / 3MLIBOR+42.5B PS%	189,400	225,909	$225,000 2012	Does not exist (7)
Cross Currency Swap(2)	Hedging	Ps.541,275 / $50,000	$50,000 / 3MLIBOR%+52.5 BPS	$50,000 / 3MLIBOR+52.5B PS%	-	48,657	$50,000 2012	Does not exist (7)
Cross Currency Swap(2)	Hedgin g	Ps.1,880,375 / $175,000	$175,000 / 6.4450%	$175,000 / 6.4450%	-	682,011	$175,000 2015	Does not exist (7)
Interest rate Swap(2)	Hedging	Ps.1,880,375 / Ps.1,914,850	Ps.1,880,375 / TIIE+182.3BSP%	Ps.1,880,375 / TIIE+182.3BSP%	-	(139,184)	Ps.1,880,375 2015	Does not exist (7)
Swaption (TIIE)(2)	Trading	Ps.1,914,850	Ps.1,914,850 / 7.570%	Ps.1,914,850 / 7.570%	-	(6)	Ps.1,914,850 2015	Does not exist (7)
Coupon Swaps(3)	Hedging	Ps.25,727,550 / $2,000,000	$2,000,000 / 6.00% / 8.50%	$2,000,000 / 6.00% / 8.50%	(74,329)	(54,662)	Semiannual interest 2011	Does not exist (7)
Interest Rate Swap(4)	Hedging	Ps.1,400,000	Ps.1,400,000 / 8.37% / 8.47%	Ps.1,400,000 / 8.37% / 8.47%	(102,485)	(156,036)	Semiannual interest 2011-2016	Does not exist (7)

(1)	Acquired by Empresas Cablevisión, S.A.B. de C.V.
(2)	Acquired by Cablemás, S.A. de C.V. The derivative agreements were duly liquidated by debt refinancing in the fourth quarter.
(3)	Acquired by Grupo Televisa, S.A.B.
(4)	Acquired by Corporación Novavisión, S. de R.L. de C.V.
(5)	The aggregate amount of the derivatives reflected in the consolidated balance sheet of Grupo Televisa, S.A.B. as December 31, 2010, included in the relevant SIFIC, is as follows:
	S85	FINANCIAL DERIVATIVE INSTRUMENTS	Ps.	189,400
	S88	FINANCIAL DERIVATIVE INSTRUMENTS		(74,329)
	S69	OTHER LIABILITIES		(103,528)
			Ps.	11,543

The financial derivatives shown in the above table are those whose aggregate value could represent 5% of the consolidated assets, liabilities or capital, or 3% of the consolidated sales, of Grupo Televisa, S.A.B., for the most recent quarter.

(6)	Information for the third quarter of 2010.
(7)	Applies only to implicit financing in the ISDA ancillary agreements identified as "Credit Support Annex".

EXHIBIT 2

Status of the process of adopting International Financial Reporting Standards
("IFRS") in the preparation of the consolidated financial statements of Grupo
Televisa, S.A.B.

This Exhibit is presented to update the information which was filed with the Bolsa Mexicana de Valores ("Mexican Stock Exchange") by Grupo Televisa, S.A.B (the "Company") on April 29, 2010, July 12, 2010 and October 21, 2010. The IFRS adoption plan was approved by the Board of Directors and the Audit and Corporate Practices Committee of the Company in April 2010.

a)     Identification of the Responsible Persons or Areas.

Name
Name of the responsible area or person:	Corporate Controllership
Members of the work team for the transition (mention the area to which each member corresponds):
Salvi Folch Viadero
Financial and Administration Vice-presidency;
Jorge Lutteroth Echegoyen
Corporate Controllership Vice-presidency;
José Antonio García González
Corporate Administration Vice-presidency;
Michel Boyance
Administration and Financial Vice-presidency Sky;
José Antonio Lara Del Olmo
Tax Vice-presidency;
Raúl González Lima
Corporate Financial  Reporting General Management;
David Magdaleno Cortes
Controllership Management Television;
Carlos Ferreiro Rivas
Telecommunications Vice-presidency;
Raúl González Ayala
Information Technology General Management;
Julio Cesar Chávez Hernández
Planning and Budgets General Management;
Stephanie Guerra Ron
Corporate Financial Reporting Management.

Name of the coordinator (if applicable):	Jorge Lutteroth Echegoyen and Raúl González Lima
External audit firm:	PricewaterhouseCoopers, S.C.
Firm of the external advisors hired for the transition, other than the auditor (if applicable):	PricewaterhouseCoopers, S.C.

PricewaterhouseCoopers, S.C. ("PwC") was selected to provide consultancy to Grupo Televisa, S.A.B. (the "Company") in the IFRS adoption process, in the understanding that, as external auditors of the Company, PwC shall not participate in: (i) preparation of accounting registries, financial information related to or financial statements of the Company; (ii) the direct or indirect operation of financial information systems of the Company; (iii) operation, supervision, design or implementation of the technology systems of the Company related to the preparation of the financial statements or financial information; and (iv) the Company's administration or decision makers of the project.

b)     Training.

Direct Participants in the Implementation

Issuer's Staff	Start date	In process (estimated completion date)	Completed	Not applicable (Reason)
Relevant directors and officers of the issuer: Chief Executive Officer Chief Financial Officer (or equivalent) Other relevant directors and officers: Controller and Administrator	August 2010	December 2011
Members of Committees of the Board of Directors: Members of Auditing Committee Members of Corporate Practices Committee Other Auxiliary Committee (specify)	August 2010	December 2011
Staff responsible for preparing and filing financial information under the IFRS: Work team leader Responsible staff Auxiliary staff Others (detail):	April 2010	December 2011
Others (detail):	Not applicable	Not applicable	Not applicable

Indirect Participants in the Implementation

	Start date	In process (estimated completion date)	Completed	Not applicable (Reason)
Area name:
Tax	June 2010	December 2011
Human Resources	June 2010	December 2011
Treasury	June 2010	December 2011
Legal	June 2010	December 2011
Policies and Procedures	June 2010	December 2011
Information Technology Systems	June 2010	December 2011
Investor Relations	June 2010	December 2011
Budgets	June 2010	December 2011
Name of positions within the Area: Vice-Presidents, Directors and Coordinators

Others (detail):	Not applicable	Not applicable	Not applicable

c)    Activity Timetable.

Phase	Activities	Start date	Finish Date	Progress Percentage (%)
1	DIAGNOSIS
	a) Review of accounting policies	April 2010	May 2010	100%
	b) Preliminary evaluation of the impacts on the systems, processes and operations.	April 2010	May 2010	100%
	c) Organizational awareness	April 2010	May 2010	100%
2	PROJECT DEFINITION AND
	LAUNCHING / COMPONENTS
	EVALUATION AND PROBLEM
	SOLVING / INITIAL CONVERSION
2.1	a) Benchmarking	June 2010	December 2011	60%

	b) Preliminary evaluation of the impacts on the information systems, internal controls, etc.	June 2010	December 2011	35%
	c) Difference between the Mexican Financial Reporting Standards ("Mexican FRS") and IFRS documentation	June 2010	December 2011	70%

	d) Transaction analysis.	June 2010	December 2011	60%

	e) Identification and evaluation in other areas (such as legal, investor relations, etc.)	June 2010	December 2011	50%
	f) Training.	June 2010	December 2011	70%

	g) Quantify the impacts of the IFRS.	June 2010	December 2011	70%

	h) Review and evaluation of the preliminary definition impacts derived from the latest update of bulletins and rules issuance.	June 2010	December 2011	50%
	i) Selection and definition of new accounting policies (including IFRS 1)	June 2010	December 2011	50%

	j) Preparation of the initial balance sheet (1-1-2011)	June 2010	December 2011	25%
2.2	a) Preparation of financial statements of 2011 and 2012 (intermediate and annuals)	April 2011	March 2013	10%

	b) Preparation of accounting policies handbook according to IFRS	April 2011	December 2012	30%
	c) Analysis update of the differences between IFRS and the Mexican FRS based on new accounting rules.	April 2011	March 2013	20%

	d) Quantify adjustments for 2011 and 2012	April 2011	March 2013	25%
	e) Implementation and design of processes and controls sustainable according to IFRS.	April 2011	December 2012	0%
	f) Evaluate SOX compliance.	April 2011	December 2012	0%
3	CHANGE SYSTEMATIZATION / SECURE OF CONTROLS AND PROCEDURES	2012	2013	10%

NOTE: The anticipated dates to the corresponding activities of each of the phases are subject to a continued evaluation of new rules issued by the International Accounting Standards Board ("IASB"), as well as to the possible retrospective application of the same.

The information contained herein was approved by the Board of Directors and the Audit and Corporate Practices Committee of the Company in April, 2010.

Estimated adoption date:	1/1/2012

Stage 1.  Communication

Activity	Scheduled start date	Start date	Scheduled completion date	Finish date	Progress percentage (%)	Comments
1. Coordination with issuer's Chief Executive Officer, with all the areas involved and related entities which shall be consolidated or incorporated.	April 2010	April 2010	May 2010	April 2010	100%	Phase 1 of the chronogram
2. Design and communication of a promotion and training plan.	April 2010	April 2010	May 2010		90%	Phase 1 of the chronogram
3. Others (detail).	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable

Stage 2. Assessment of Accounting and Business Impacts

Activity	Scheduled start date	Start date	Scheduled completion date	Finish date	Progress percentage (%)	Comments
1. Preliminary identification of accounting impacts, which require specific actions (diagnosis of the main differences in valuation and disclosure).	April 2010	April 2010	May 2010	June 2010	100%	Phase 1 of the chronogram
2. Choosing between the options available in the IFRS 1 (first time application) and review of provisions and estimates.	June 2010	July 2010	December 2010		50%	Phase 2.1 of the chronogram
3. Definition of the new accounting policies according to the different alternatives set forth in the IFRS.	August 2010	September 2010	December 2011		50%	Phase 2.1 of the chronogram
4. Assessment of the impacts on information systems, internal control, etc.	June 2010	July 2010	March 2011		35%	Phase 2.1 of the chronogram
5. Identification and evaluation of effects affecting the performance measures of the issuer (financial ratios, etc.).	June 2010	July 2010	March 2011		50%	Phase 2.1 of the chronogram
6. Identification and review of contracts and other agreements subject to be modified given the transition to the IFRS, as well as possible violations to commitments or covenants.	June 2010	July 2010	March 2011		50%	Phase 2.1 of the chronogram
7. Detail of additional disclosures made in the notes to the financial statements due to the implementation of the IFRS.	April 2011		March 2012		20%	Phase 2.2 of the chronogram

NOTE: The anticipated dates to the corresponding activities phase are subject to a continued evaluation of new rules issued by the IASB, as well as to the possible retrospective application of the same.

Stage 3. Implementation and Parallel Formulation of Financial Statements under the IFRS and Current Accounting Standards

Activity	Scheduled start date	Start date	Scheduled completion date	Finish date	Progress percentage (%)	Comments
1. Identification of the principal changes in the performance of the information technology systems required in the preparation of the financial statements under the IFRS, in the flow of information as well as in the processes of preparing such statements.	June 2010	July 2010	December 2011		35%	Phase 2.1 of the chronogram
2. Identification of documents and new or supplementary reports to the current ones, issued given the changes in the information technology systems, as well as new concepts required under the IFRS.	June 2010	July 2010	December 2011		50%	Phase 2.1 of the chronogram
3. Analysis of the patrimonial situation and results of the issuer, identifying the necessary adjustments and assessments to convert the balances at the date of transition of the IFRS.	June 2010	July 2010	December 2011		50%	Phase 2.1 of the chronogram
4. Preparation of the opening balance sheet under the IFRS and conciliation of the results and shareholders' equity against the FRS.	March 2011		December 2011		25%	Phase 2.2 of the chronogram
5. Design and adjustment of the quality control processes in financial information to guarantee its reliability.	April 2011		December 2012		30%	Phase 2.2 of the chronogram

NOTE: The anticipated dates to the corresponding activities phase are subject to a continued evaluation of new rules issued by the IASB, as well as to the possible retrospective application of the same.

Completed Activities

Activities	Findings and/or performed tasks	Decisions made
Preparation of the chronogram of the principal activities of the IFRS conversion project.	Presentation to the Board of Directors and the Audit and Corporate Practices Committee of the principal activities chronogram established in the IFRS conversion project.	Approval of the IFRS conversion project by the Board of Directors and the Audit and Corporate Practices Committee.
Presentation and official start of the IFRS conversion project by the Corporate Controllership Vice-presidency to the persons in charge of the financial information of the Company entities.
Awareness of the persons in charge of the financial information in the headquarters, subsidiaries and most significant associated entities, of the importance of the IFRS conversion project for the Company.
Governance of the IFRS conversion project, designation of the teamwork's for Phase 1 and start of working meetings under Phase 1.
Identification and preliminary analysis of the main differences between the existing Financial Reporting Standards in Mexico and IFRS and accounting impacts that will require more specific actions.	Weekly work meetings where we analyzed and documented the main differences between both standards and the most important items of the consolidated financial statements of the Company.
Based on preliminary differences identified, each significant subsidiary of the Company will make a more detailed analysis to facilitate the analysis, quantification and subsequent evaluation of the required adjustments in the preparation of the initial consolidated balance sheet under IFRS.

Beginning of Stage 2.1 of the schedule of activities. Identifying business segments and/or most significant subsidiaries for purposes of adopting IFRS.	The following segments of significant business were identified: television broadcasting, Sky, cable and telecom and Publishing.
Preparation of workshops per business segment for the evaluation and definition of accounting policies under IFRS, as well as for identification and quantification of differences to the transition date.  Strategy for adoption of IFRS in non-significant businesses.

Initial workshops for properties, plant and equipment.
Consideration of appraisals and costs implicit to the item of property, plant and equipment to the transition date.
Considerations of financial leases and operating leases.
Meetings with asset appraisers.
Accounting policies and identification of adjustments under IFRS 1 for the item of properties, plant and equipment. Valuations of certain fixed assets at the date of transition.
Initial workshops for revenue recognition.	Identifying policies and current proceedings for revenue recognition. Analysis of major revenue- generating contracts. Consideration on presentation of income.	Identification of potential impacts, resulting from the proposed new IFRS for revenue recognition.
Initial workshop for the item of employee benefits	Meeting with the actuaries of the companies having a payroll. Evaluation of options under IFRS 1.	Accounting policies and identification of adjustments under IFRS 1 for the item of benefits to employees at the time of transition. Definition of actuarial calculation reports on the transition date.
Additional workshops for property, plant and equipment, revenue recognition and employee benefits.

Workshops for the following items of the financial statements:

       ●    Capitalized costs
       ●    Financial instruments
       ●    Derivatives
       ●    Provisions
       ●    Foreign Currency Exchange
       ●    Intangibles
       ●    Consolidation and equity method
       ●    Income tax
       ●    Business combinations

Understanding of the IFRS applicable to the principal business segments of the Company.

Presentation by the responsible parties of the financial information on the principal business segments of the Company, of particular or relevant situations or considerations for the implementation of the IFRS.

Formal documentation of the application of the IFRS discussed in the workshops, for the principal business segments of the Company.

Accounting policies for foreign currency translation accumulated through December 31, 2010.

Accounting policies for business combinations prior to December 31, 2010.

Adjustment procedure for the restatement of intangible assets.

Determination of initial adjustment for liabilities resulting from employee indemnifications.

Identification of adjustments resulting from property valuations.

Preliminary evaluation of the anticipated adoption of the IFRS 9 (financial instruments, impairment and hedge accounting).

DECLARATION OF THE REGISTRANT´S OFFICERS RESPONSIBLE FOR THE INFORMATION.

WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS QUARTERLY REPORT, AND, BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT´S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE  OF ANY RELEVANT INFORMATION THAT HAS BEEN OMITTED OR IS UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.

/s/ EMILIO AZCÁRRAGA JEAN EMILIO AZCÁRRAGA JEAN PRESIDENT AND CHIEF EXECUTIVE OFFICER	/s/ SALVI FOLCH VIADERO SALVI FOLCH VIADERO CHIEF FINANCIAL OFFICER

/s/ JOAQUIN BALCÁRCEL SANTA CRUZ JOAQUIN BALCÁRCEL SANTA CRUZ VICE PRESIDENT - LEGAL AND GENERAL COUNSEL

MÉXICO, D.F., MAY 3, 2011

GENERAL DATA OF ISSUER

COMPANY'S NAME:	GRUPO TELEVISA, S.A.B.
ADDRESS:	AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-24-94
INTERNET ADDRESS:	www.televisa.com.mx

TAX DATA OF THE ISSUER

COMPANY TAX CODE:	GTE901219GK3
ADDRESS:	AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.

EXECUTIVES DATA

BMV POSITION:	CHAIRMAN OF THE BOARD
POSITION:	CHAIRMAN OF THE BOARD
NAME:	SR. EMILIO FERNANDO AZCÁRRAGA JEAN
ADDRESS:	AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:	DOCTORES
ZIP CODE:	06724
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-20-00
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	GENERAL DIRECTOR
POSITION:	PRESIDENT AND CHIEF EXECUTIVE OFFICER
NAME:	SR. EMILIO FERNANDO AZCÁRRAGA JEAN
ADDRESS:	AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:	DOCTORES
ZIP CODE:	06724
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-20-00
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	FINANCE DIRECTOR
POSITION:	CHIEF FINANCIAL OFFICER
NAME:	LIC. SALVI FOLCH VIADERO
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-80
FAX:	5261-20-39
E-MAIL:	sfolch@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING CORPORATE INFORMATION
POSITION:	VICE PRESIDENT - LEGAL AND GENERAL COUNSEL
NAME:	LIC. JOAQUÍN BALCÁRCEL SANTA CRUZ
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-33
FAX:	5261-25-46
E-MAIL:	jbalcarcel@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING SHARE REPURCHASE INFORMATION
POSITION:	DIRECTOR FINANCIAL OFFICER
NAME:	LIC. GUADALUPE PHILLIPS MARGAIN
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 3
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-21-35
FAX:	5261-25-24
E-MAIL:	gphilips@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR LEGAL MATTERS
POSITION:	VICE PRESIDENT - LEGAL AND GENERAL COUNSEL
NAME:	LIC. JOAQUÍN BALCÁRCEL SANTA CRUZ
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-33
FAX:	5261-25-46
E-MAIL:	jbalcarcel@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING FINANCIAL INFORMATION
POSITION:	DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:	C.P.C. JOSÉ RAÚL GONZÁLEZ LIMA
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-77
FAX:	5261-20-43
E-MAIL:	rglima@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING RELEVANT EVENTS
POSITION:	DIRECTOR OF INVESTOR RELATIONS
NAME:	LIC. CARLOS MADRAZO VILLASEÑOR
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-45
FAX:	5261-24-94
E-MAIL:	cmadrazov@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR INFORMATION TO INVESTORS
POSITION:	DIRECTOR OF INVESTOR RELATIONS
NAME:	LIC. CARLOS MADRAZO VILLASEÑOR
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-45
FAX:	5261-24-94
E-MAIL:	cmadrazov@televisa.com.mx

BMV POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
POSITION:	EXTERNAL GENERAL COUNSEL
NAME:	LIC. RICARDO MALDONADO YÁÑEZ
ADDRESS:	MONTES URALES # 505, PISO 3
NEIGHBORHOOD:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5201-74-47
FAX:	5520-10-65
E-MAIL:	rmaldonado@macf.com.mx

BMV POSITION:	RESPONSIBLE FOR PAYMENT
POSITION:	DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:	C.P.C. JOSÉ RAÚL GONZÁLEZ LIMA
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-77
FAX:	5261-20-43
E-MAIL:	rglima@televisa.com.mx

BOARD OF DIRECTORS

POSITION:	PRESIDENT
NAME:	EMILIO FERNANDO AZCÁRRAGA JEAN

POSITION:	DIRECTOR
NAME:	EMILIO FERNANDO AZCÁRRAGA JEAN

POSITION:	DIRECTOR
NAME:	ALFONSO DE ANGOITIA NORIEGA

POSITION:	DIRECTOR
NAME:	JULIO BARBA HURTADO

POSITION:	DIRECTOR
NAME:	JOSÉ ANTONIO BASTÓN PATIÑO

POSITION:	DIRECTOR
NAME:	MANUEL J. CUTILLAS COVANI

POSITION:	DIRECTOR
NAME:	MICHAEL LARSON

POSITION:	DIRECTOR
NAME:	FERNANDO SENDEROS MESTRE

POSITION:	DIRECTOR
NAME:	BERNARDO GÓMEZ MARTÍNEZ

POSITION:	DIRECTOR
NAME:	CLAUDIO X. GONZÁLEZ LAPORTE

POSITION:	DIRECTOR
NAME:	ENRIQUE KRAUZE KLEINBORT

POSITION:	DIRECTOR
NAME:	ALEJANDRO QUINTERO ÍÑIGUEZ

POSITION:	DIRECTOR
NAME:	FRANCISCO JOSÉ CHÉVEZ ROBELO

POSITION:	DIRECTOR
NAME:	CARLOS FERNÁNDEZ GONZÁLEZ

POSITION:	DIRECTOR
NAME:	JOSÉ ANTONIO FERNÁNDEZ CARBAJAL

POSITION:	DIRECTOR
NAME:	LORENZO ALEJANDRO MENDOZA GIMÉNEZ

POSITION:	DIRECTOR
NAME:	PEDRO CARLOS ASPE ARMELLA

POSITION:	DIRECTOR
NAME:	ALBERTO BAILLERES GONZÁLEZ

POSITION:	DIRECTOR
NAME:	ROBERTO HERNÁNDEZ RAMÍREZ

POSITION:	DIRECTOR
NAME:	GERMÁN LARREA MOTA VELASCO

POSITION:	DIRECTOR
NAME:	ENRIQUE FRANCISCO J. SENIOR HERNÁNDEZ

POSITION:	ALTERNATE DIRECTOR
NAME:	JOAQUÍN BALCÁRCEL SANTA CRUZ

POSITION:	ALTERNATE DIRECTOR
NAME:	SALVI RAFAEL FOLCH VIADERO

POSITION:	ALTERNATE DIRECTOR
NAME:	JORGE AGUSTÍN LUTTEROTH ECHEGOYEN

POSITION:	ALTERNATE DIRECTOR
NAME:	RAFAEL CARABIAS PRÍNCIPE

POSITION:	ALTERNATE DIRECTOR
NAME:	LEOPOLDO GÓMEZ GONZÁLEZ BLANCO

POSITION:	ALTERNATE DIRECTOR
NAME:	FÉLIX JOSÉ ARAUJO RAMÍREZ

POSITION:	ALTERNATE DIRECTOR
NAME:	JOSÉ LUIS FERNÁNDEZ FERNÁNDEZ

POSITION:	ALTERNATE DIRECTOR
NAME:	RAÚL MORALES MEDRANO

POSITION:	ALTERNATE DIRECTOR
NAME:	ALBERTO MONTIEL CASTELLANOS

POSITION:	ALTERNATE DIRECTOR
NAME:	HERBERT ALLEN III

POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	RICARDO MALDONADO YÁÑEZ

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: May 6, 2011	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President